UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RITCHIE BROS. AUCTIONEERS INCORPORATED

Annual Report

2013

Forward-looking statements

The discussion in this Annual Report includes forward-looking statements, which involve risks and uncertainties as to possible future outcomes. Readers should refer to the discussion concerning forward-looking statements and risk factors included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, which is included in the Financial Information section of this Annual Report.

Fellow shareholders,

2013 was a pivotal year for Ritchie Bros., as we positioned the business well for its next stage of growth. Our board, executive, and global team are all in agreement that we have the right strategies and business model in place to generate real value for our customers and shareholders.

2013 year in review

During 2013 we accomplished many important strategic initiatives to best position the company for further growth. We successfully launched a secondary service offering to equipment owners, through EquipmentOne – our new online marketplace. We focused on growing our sales force to capture more market share and expanded our sales team by 5% to the largest it’s ever been, ending the year with 272 Territory Managers. And we launched and invested in many technology and training tools to enhance the productivity of our sales team.

Within this all, we also managed the business to generate returns for our shareholders by reducing operating costs wherever possible, increasing our already strong operating leverage and being more disciplined on the underwritten transactions we pursue – which resulted in a record revenue rate.

Annual performance

During 2013 we generated record revenue of $467 million – an increase of 7% compared to 2012, despite Gross Auction Proceeds declining 2%. This increase in revenue was a result of the record 12.2% revenue rate we achieved for the year, in large part through a more disciplined approach to our guaranteed and inventory contracts. The performance of these underwritten contracts was the primary reason we were able to achieve the revenue rate we did.

On an adjusted basis, excluding the after-tax effects of excess property sales and other non-recurring items, net earnings for 2013 were $90.0 million, or $0.84 per diluted share – a 9% increase compared to 2012. This result exemplifies the operating leverage inherent to our business model, and the flow-through rate incremental revenue has on generating earnings. Revenue increased 7% compared to the previous year, while adjusted SG&A, excluding depreciation and amortization, increased only 5%.

Ritchie Bros. Auctioneers

Providing unreserved auction services remains our core business and the driver of earnings for shareholders. In 2013 we expanded our auction network into China, where we held our first two auctions in Beijing. In addition, we held our first auction in Finland – where we believe opportunity to hold more offsite auctions exists. While the number of lots we sold through our auctions increased 5% from 2012, GAP declined slightly as the age and mix of equipment available for sale continued to be impacted by the lower equipment production after the financial crisis. As a result, equipment that came to market during the year was often older and had accumulated more hours than the equipment mix we saw in past years. We believe this headwind will soon dissipate as equipment production has since returned to more familiar levels.

We saw particular growth in our transportation and agriculture volume, as our sales team did an excellent job at growing our market share in these sectors.

Ritchie Bros. EquipmentOne

We view EquipmentOne as an important new addition to our service offering, but as a very new business, we don’t expect it will have a meaningful impact on our corporate performance for a few years. During 2013, EquipmentOne contributed $100 million of transaction sales to GAP, but had a negative contribution to earnings, as investments to launch and enhance the platform also occurred in its first year of operation.

We believe there is significant opportunity to grow volume through EquipmentOne. Just as importantly, our ability to offer dual sales options to equipment owners has generated additional key account business for us. By providing the opportunity to split fleet consignments amongst both EquipmentOne and our equipment auctions, we’re securing contracts now that we wouldn’t have been able to secure before. By offering a full solutions set, we’re better equipped to meet the more complex needs of our larger corporate customers.

Looking forward

Our objectives for 2014 are largely unchanged from 2013, as we focus on executing our strategy of: aggressively growing our core auction business, expanding EquipmentOne and enhancing our high-performance team.

Aggressively growing our core auction business

The investments we’ve made to build our global network of 44 auction sites and our robust online bidding platform over the past 10 years have positioned our auction business well to support significant growth in the amount of equipment we sell. Our focus for 2014 and foreseeable future is on securing more equipment to go through our auction sales channel and to capitalize on the existing capacity in our platform. We are focused on delivering record GAP and revenues through our core auction channel in 2014, and continuing to grow bidder registrations.

Significantly expanding EquipmentOne

In 2013 we launched our first non-auction sales offering, with EquipmentOne – our online equipment marketplace. While still in its early stages, we believe this sales solution will allow us to meet the needs of new customers that we were not able to reach through our core auction services. Our aim for 2014 is to grow transaction volume and revenue through EquipmentOne, grow web traffic on the website, and achieve a sales yield (or percent of listings that end in a sale) of at least 85%.

Enhancing our high-performance team

The performance of our business, and the operating leverage we benefit from, is driven entirely by our sales volume and the revenue rate we achieve. To support further top-line growth, we are committed to growing our sales team by another 5% to 10% during 2014, while also focusing on increasing the productivity of our Territory Managers through additional sales training, technology improvements and other sales support initiatives. Related to this, we’re also implementing new performance management, development and succession planning tools, to ensure we’re continually measuring the success and advancement of our sales and support team members.

Welcoming change

Over the last 10 years we’ve significantly grown the platform, services and customer value generated by Ritchie Bros., and we’re proud of all that we’ve accomplished and implemented over that period. We are a radically different Company today than we once were, as we adapted to changing customer preferences and technologies, while still delivering outstanding customer service and the global market pricing our customers value through our core auction business.

As we’ve already discussed in prior quarters, due to Peter’s planned departure, the Board is in the process of searching for a new CEO with a strong background in leading a sales driven organization and experience growing the top line. The selection process is progressing well. We believe that this is an important change for the Company, as we drive to grow revenue by expanding our market penetration and global reach. The management team has spent a great deal of time and capital building a strong platform to efficiently cater to growing auction and sales volumes. It’s now time to focus on driving more volume through our sales channels, to capitalize on the operating leverage built into our model.

Ritchie Bros. will also welcome a new Chair of the Board in 2014, as Beverley Briscoe is expected to take this position when Robert Murdoch retires – due to mandatory retirement criteria as set forth in the Company’s Corporate Governance Guidelines. Beverley has a wealth of experience the company will benefit from, including leadership and executive positions at transport and heavy machinery companies. She has been an active Board member for nearly a decade with Ritchie Bros., and is exceptionally qualified to lead the Board as Chair.

As long-term shareholders, we both look forward to watching the future growth of Ritchie Bros. in the years ahead. We have absolute confidence that the business is well positioned for future opportunities, with a strong global platform, an exceptional sales force, a highly experienced senior management team, and new leadership for our sales driven organization.

Best regards,

Peter Blake Chief Executive Officer	Robert Murdoch Chairman of the Board

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business and markets, and include, among others, statements relating to:

•	our future performance and our long-term financial objectives;

•	competition in the used equipment market;

•	growth of our operations, including replacement of existing auction sites;

•	growth potential in established and emerging markets;

•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of our online marketplace, including increased online participation in auctions as buyers become more comfortable with our bidding technology and online tools and services;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to partner with our customers and potential customers;

•	our ability to grow our core auction business, including our ability to increase our market share among traditional customer groups and do more business with new customer groups in new markets;

•	our ability to add new business and information solutions, including, among others, our ability to use technology to enhance our auction services and support additional value-added services;

•	our ability to grow our sales force and improve sales force productivity;

•	the effect of Original Equipment Manufacturer production on our Gross Auction Proceeds;

•	the effect of an increased number of Territory Managers on our sales team performance, Gross Auction Proceeds and revenues;

•	our ability to leverage our Ritchie Bros. brand;

•	the relative percentage of Gross Auction Proceeds represented by straight commission or underwritten, or at risk (guarantee and inventory) contracts and its impact on revenues and profitability;

•	our Revenue Rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of Gross Auction Proceeds and revenues;

•	our direct expense and income tax rates and selling, general and administrative expenses;

•	the supply trend of equipment in the market

•	the potential for growth of EquipmentOne and other online marketplaces

•	our future capital expenditures;

•	our future plans with regard to our strategic pillars;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	the impact of our new initiatives and services on us and our customers;

•	financing available to us and the sufficiency of our working capital to meet our financial needs;

•	our ability to satisfy our present operating requirements and fund future growth through existing working capital and credit facilities;

•	our ability to successfully implement our cost realignment plan; and,

•	our ability to mitigate risks in connection with our Chief Executive Officer succession planning and transition

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our expectations. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our expectations have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the factors listed under “Risk Factors” below and other relevant factors.

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2013 compared to the year ended December 31, 2012. This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto as at and for the years ended December 31, 2013 and 2012, and with the disclosures regarding forward-looking statements and risk factors included within this discussion.

Additional information relating to our Company, including our most recent Annual Information Form, is available on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on the SEDAR, EDGAR, or our website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of February 28, 2014.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Financial Reporting Standards Board. Amounts discussed below are based on our audited consolidated financial statements and are presented in U.S. dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

In the following discussion and tables, Net earnings, Adjusted Net Earnings, Diluted Adjusted Earnings Per Share (“EPS”), and all related rates and margins for the years ended December 31, 2013 and 2012 have been presented excluding non-controlling interest, and represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in our audited consolidated financial statements.

Consolidated Highlights

Years ended December 31
(in U.S.$000’s, except per share amounts)	2013	2012	% Change
Consolidated Income Statements
Revenues	$467,403	$437,955	7%
Earnings from operations	126,379	120,039	5%
Net earnings	93,825	79,551	18%
Diluted EPS	0.88	0.74	19%
Cash Flows
Net cash generated by operating activities	$189,116	$134,060	41%
Net cash used in investing activities	(30,109)	(110,870)	73%
Net cash generated by (used in) financing activities	(96,817)	43,414	-323%
Other highlights
Gross Auction Proceeds(1),(2)	$3,817,768	$3,907,991	-2%
Revenue Rate(1),(3)	12.24%	11.21%	103	pts.
EBITDA Margin(1),(4)	36.3%	36.8%	(50)	pts.
Adjusted Net Earnings(1),(5)	89,989	82,555	9%
Adjusted Diluted EPS(1)	0.84	0.77	9%
Dividends Paid	53,918	50,042	8%

(1)	These are non-GAAP measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, diluted Adjusted Net Earnings per Share, Gross Auction Proceeds (“GAP”) and EBITDA Margin for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period and eliminates the financial impact of items we does not consider to be part of our normal operating results.
(2)	GAP represents the total proceeds from all items sold at our auctions and online marketplaces. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to GAP.
(3)	Revenue Rate is our revenues divided by our GAP.
(4)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is calculated using the information disclosed in our annual consolidated financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-GAAP measure. The EBITDA Margin is EBITDA as a proportion of revenues.
(5)	We define Adjusted Net Earnings as financial statement net earnings excluding the after-tax effects of excess property sales and certain other non-recurring items, and we have provided reconciliation below.
(6)	Figures presented include the results attributable to our 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in our audited consolidated financial statements.

Revenues increased by 7% in 2013 and were a record for the Company. Revenues increased primarily as a result of the increase in our Revenue Rate due to the performance of our at risk business. Geographically we saw strong revenue growth in Canada of 9%, with more moderate growth in Europe and the United States which grew by 7% and 6% respectively. Revenues generated in the rest of the world were up slightly, increasing by 2%.

Earnings from operations grew by 5% over 2012 as selling, general and administrative expenses (“SG&A”) grew by 7%, the same rate as overall revenue growth. SG&A includes a one-time expense of $4.6 million payable under a separation agreement relating to the planned departure of our CEO in 2014. This has been shown as an adjusting item as presented below. Excluding this expense, earnings from operations were up 9%, a rate higher than our revenue growth illustrating the operating leverage in our business model.

Net earnings grew by 18% over 2012. This increase is higher than our increase in earnings from operations primarily because of property dispositions. In 2013, we had significant gains of $7.2 million after-tax related to dispositions of property during the year contrasted with losses of $3.0 million related to property dispositions in 2012. We consider gains and losses from property sales to be adjusting items for the calculation of Adjusted Net Earnings as presented below.

Net cash generated by operating activities increased by 41% primarily due to changes in working capital.

Net cash used in investing activities was down by 73% as result of a decrease in capital expenditures and an increase in gains from property disposals. Additionally, in 2012 we completed the acquisition of AssetNation LLC and its subsidiaries (collectively “AssetNation”).

Net cash generated by (used in) financing activities was up by over 323% as we repaid short and long-term debt during the year. In addition, we increased dividends paid to $54 million, an increase of 8% over the prior year. In 2012, we financed our acquisition of AssetNation with $63 million in long-term debt.

Gross Auction Proceeds was down by 2% during the year compared to 2012. There was growth in Canada with our GAP exceeding $1 billion for the second consecutive year, while GAP was down in the rest of the world by approximately $114 million. Applying 2012 foreign exchange rates, our GAP would have been nearly $42 million higher. This was due to the decreased value of the Euro and Canadian dollar.

We achieved a record Revenue Rate of 12.24% in 2013, up 1.03% from 11.21% in 2012, as a result of the strong performance of our at risk business.

Our EBIDTA Margin in 2013 decreased slightly to 36.3%, or 0.50%, when compared to 2012 as the increase in revenues was offset by an increase in direct expense and SG&A items. Excluding the effect of the one-time expense of $4.6 million related to the Chief Executive Officer (“CEO”) separation agreement, our EBITDA margin would have increased 1.0% to 37.3%.

Adjusted Net Earnings for the year ended December 31, 2013 were $90.0 million, or $0.84 per diluted share, compared to Adjusted Net Earnings of $82.6 million, or $0.77 per diluted share for the year ended December 31, 2012, representing an increase of approximately 9%.

A reconciliation of our net earnings to Adjusted Net Earnings is as follows:

	Years ended December 31,
	2013	2012
Net earnings attributable to equity holders of parent	$93,825	$79,551
After-tax loss (gain) on excess property (1,2)	(7,225)	3,004
After-tax impact of CEO separation agreement (3)	3,389	—

Adjusted Net Earnings attributable to equity holders of parent	$89,989	$82,555

(1)	Net earnings for the year ended December 31, 2013 included a gain of $9,880 ($7,225 after tax, or $0.07 per diluted share) recorded on the sale of excess property in Fort Worth, Texas and Prince Rupert, British Columbia.
(2)	Net earnings for the year ended December 31, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of our former Olympia, Washington permanent auction site; and net impairment losses of $2,804 ($1,807 after tax, or $0.02 per diluted share) recorded against our former permanent auction sites in Statesville, North Carolina and London, Ontario.
(3)	Net earnings for the year ended December 31, 2013 included an expense of $4,580 ($3,389 after tax, or $0.03 per diluted share) recorded to recognize liabilities incurred relating to the CEO separation agreement.

Ritchie Bros.’ Businesses

Ritchie Bros. (NYSE & TSX: RBA) is the well-established world leader for the exchange of used equipment, completing over $3.8 billion of equipment transactions during 2013. Our expertise, global reach, market insight and trusted brand provide us with a unique and leading position in the used equipment market. We primarily sell equipment for our customers through unreserved auctions at 44 auction sites worldwide. In addition, during 2013 we launched EquipmentOne, an online used equipment marketplace to reach a broader customer base. These two complementary exchange solutions provide different value propositions to equipment owners and allow us to meet the needs and preferences of a wide spectrum of equipment sellers.

Ritchie Bros. focuses on the sale of industrial machinery. Through our unreserved auctions and online marketplaces, we sell a broad range of used and unused industrial assets, including equipment and other assets used in the construction, agricultural, transportation, energy, mining, forestry, material handling, marine, and real estate industries. The majority of the assets sold through our sales channels would be classified as construction machinery.

We operate from over 110 locations in more than 25 countries worldwide. Our world headquarters are located in Vancouver, Canada.

Value Proposition

Ritchie Bros. helps equipment sellers achieve their objectives by bringing the global marketplace to the sale of their assets. We attract large and diverse buying audiences from around the world, comprised primarily of end users, and allow them to compete in a transparent and fair selling environment using a variety of on-site and online participation options.

Some specific Ritchie Bros. strengths include:

1.	Our strong, established brand, which is supported by our reputation for conducting fair and transparent unreserved auctions and our widely recognized commitment to honesty, integrity and fair dealing.

2.	Our ability to market equipment to our extensive, global customer base of over 560,000 customers from roughly 190 countries.

3.	Our industry-leading 21-language website (rbauction.com), on which all equipment is marketed including related high-resolution photos and equipment specifications. During 2013, our website received over 6.2 million unique visits.

4.	Our ability to attract end users in a global marketplace. Approximately 70-80% of sales go to end users, such as contractors with the remaining being purchased by dealers and brokers. Additionally, approximately 60% of our sales go to buyers from outside the region of sale.

5.	Our international network of auction sites that provide high value and consistent service to our customers.

6.	As the market leader in the exchange of used equipment, Ritchie Bros. has a unique perspective and insight into the supply, demand, and pricing trends impacting the used equipment market, which we leverage for our customers.

Our core auction business provides equipment sellers with certainty of sale and global market pricing, as each item in the auction will be sold on the day of the auction to the highest bidder from a global audience of interested buyers. This certainty appeals to equipment owners who want to redeploy the sales proceeds. The global reach of our auctions ensures equipment sellers receive the best possible price for their machine, as dictated by global demand. This business segment was responsible for greater than 97% of revenues in 2013.

Our online equipment marketplace, EquipmentOne, provides equipment sellers with control over the selling price and the sales process. EquipmentOne appeals to equipment sellers who would prefer to sell only under certain conditions and to those sellers who want to manage the process, decide if and when to sell, and negotiate a selling price.

Complementary value propositions

The following table demonstrates how our business segments complement each other by providing our customers with a variety of onsite and online participation options:

Ritchie Bros. Auctioneers Unreserved industrial and agricultural equipment auctions	Ritchie Bros. EquipmentOne Secure, online marketplace where buyers and sellers negotiate, complete and settle their transactions

•    Sellers have certainty of sale and receive global market value for their equipment

•    All lots will sell the day of the auction, for the highest price bid from a global audience of bidders

•    Full service

•    Provides buyers with the ability to inspect, test and compare the equipment (physical site)

•    Central marshaling of equipment means Ritchie Bros. Auctioneers has custody and control of the equipment being sold

•    Onsite and online bidding

•    Sellers have control over the selling price and the sales process

•    Self-service

•    eCommerce marketplace with listings

•    Online only

•    Competes with other online marketplaces, but specializes in catering to equipment owners and their unique preferences and needs

•    Provides access to equipment listings posted on third party websites

The used equipment market opportunity

Ritchie Bros. is the well-established world leader for used equipment sales. Our market position, in itself, is a competitive advantage. As we sell more used equipment than anyone else, we attract the largest audience of interested used equipment buyers. This in turn attracts more equipment sellers. This cycle continues to bolster our growth, which is demonstrated by our long history of expansion.

Ritchie Bros. estimates that the annual global used equipment transaction market is valued in excess of $200 billion. The market is highly fragmented, with Ritchie Bros. being the largest player in this space. Our research indicates that approximately half of used equipment sellers prefer to retain the services of an intermediary to sell their equipment. Our auction business caters to this portion of the market. The other half of the market prefers to manage the sales process on their own. This portion of the market is catered to by our recently introduced complementary transaction solution, EquipmentOne.

The world market for used equipment and trucks is driven by the supply of used equipment and trucks for sale. This is affected by the ongoing production of new equipment and trucks, the demand for equipment, the rate of equipment utilization and the motivations of equipment owners to realign and replace their fleets.

Ritchie Bros.’ businesses generate revenue based on a percent of the selling price of goods sold through our sales channels. As such, influences on used equipment pricing can affect corporate performance. Factors such as regional or global construction activity, the supply of good quality used equipment, availability of low-cost financing and changes to regional regulations can affect the demand for, and therefore price of, equipment sold through our auctions and our online marketplace.

Ritchie Bros. Auctioneers – Our core unreserved auction business

Ritchie Bros. Auctioneers is the world’s largest industrial auctioneer, and our core business is providing unreserved auction services to equipment buyers and sellers. Our adherence to the unreserved auction process is one of our founding principles and we believe one of our most significant competitive advantages. All Ritchie Bros. auctions are unreserved, meaning that there are no minimum bids or reserve prices on any item sold at our auctions. Each item is sold to the highest bidder, regardless of price. This process, combined with our global market reach, ensures that each item sold at our auctions is sold for global market value. In addition, consignors, or their agents, are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. This policy provides a transparent environment for our auction bidders.

Our bidders participate in our auctions in person, by proxy, or through real-time online bidding. Online participation in our auctions has increased steadily since the option was offered in 2002. Most online bidders still visit our auction sites prior to the auction, in order to test and inspect the equipment being sold.

Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects. We generally cannot influence the decision of an equipment owner whether to sell, but once they have made the decision to sell, our sales team’s opportunity is to demonstrate the Ritchie Bros. Auctioneers value proposition and have the equipment contributed to one of our unreserved auctions.

Approximately 60% of our sales go to buyers from outside the region of sale. Our ability to consistently draw significant numbers of local and international bidders from many different markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve a history of significant growth and momentum in our business which is reflected in our GAP growth.

Auction operations

The majority of our industrial auctions are held at our permanent auction sites where we generally own the land and facilities or at regional auction sites, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. For the year ended December 31, 2013, approximately 89% of our GAP was attributable to auctions held at our permanent auction sites and regional auction sites (2012: 90%).

Our auction sites are enhanced by our online bidding service that allows bidders to participate in our live auctions remotely over the internet. In 2013 approximately 55% (2012: 50%) of our successful bidders and runner-up bids came from our customers participating over the internet.

In addition, economies of scale are generally achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction site, and ultimately to developing a permanent auction site. Economies of scale are also usually achieved when our auctions increase in size.

For the year ended December 31, 2013 we had 39 permanent auction sites (2012: 39) and we had five regional auction sites (2012: five). Further discussion of our auction site definitions and a list of our auction sites is included in our Annual Information Form for the year ended December 31, 2013; the auction site information is incorporated by reference into this MD&A discussion.

Gross Auction Proceeds represent the total value of equipment sold at our auctions. Four factors can affect GAP: the pricing environment for used equipment, the mix of categories of assets sold, the mix of equipment age, and the number of lots sold. A percentage of GAP is retained by the Company as auction commissions. The portion of GAP that we do not retain is remitted to our customers who consign the items to our auctions as sales proceeds.

Revenue generated by our auction operations are comprised mostly of commissions, but also include fees for value-added services and administrative fees from equipment buyers. All auction revenues are recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Four main revenue streams support Ritchie Bros. unreserved auction business:

•	Straight commission contracts– straight commission contracts are the most common type of contract for consignors placing equipment in our auctions. A pre-determined, fixed percentage of the selling price is provided to Ritchie Bros. as commission. Straight commission contracts drove 72% of our GAP in the year ended December 31, 2013 (2012: 68%).

•	Guaranteed contracts – guaranteed contracts typically include a pre-negotiated commission percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual proceeds are less than the guaranteed amount, commission is reduced from the pre-negotiated percentage. Revenues from guaranteed contracts are recognized in commission revenue.

•	Inventory –we also purchase packages of equipment outright, obtaining title of the asset(s) to be sold at auction. During the short period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The gains (or losses) attributable to the sale of inventory are recognized on a net basis as a part of commission revenue. We also consider Inventory sales as a part of our underwritten, or at risk, transactions as inventory and guaranteed commission contracts represent a similar nature of risk for us.

•	Administrative fees and fees from Value-added Services – administrative fees are paid by equipment buyers and contribute to the fee revenues generated at Ritchie Bros. auctions. In addition, Ritchie Bros. provides services for our buyers to assist with the purchase of equipment, including financing, inspection services, painting and other value-added services.

Underwritten transactions

We refer to our guarantee and inventory transactions as our underwritten, or at risk, business. We are generally indifferent when providing a consignor with a guarantee contract or an inventory contract. As we do not control the sale price of items sold at our auctions, both a guarantee contract and an inventory contract represent a similar nature of risk and opportunity for us. Our customers’ circumstances, risk tolerance and sale objectives will ultimately determine the final form of the contract.

The performance, not the volume, of our underwritten transactions is the largest contributor to the variability of our commission rates. Underwritten transactions can often generate higher commission rates for Ritchie Bros., as the commission rate on proceeds above the guaranteed proceed amount is often higher than the rate we negotiate for the guaranteed portion. However, as we guarantee minimum sales proceeds to consignors in underwritten transactions, and earn a commission based on the actual results of the auction, if the actual auction proceeds are less than the guaranteed amount, our commission is reduced. If the proceeds are sufficiently less, we can incur a loss on the sale.

Our underwritten business represented approximately 28% of our GAP in 2013 (2012: 32%). This is a decrease over 2012 and in the range of our historical volume of at risk business that has generally fluctuated between 20% to 30% of our annual GAP.

As we work with our customers to assist in their equipment transactions we will determine, in a minority of cases, to strategically present proposals that include at risk contracts in order to build our business and position ourselves in the marketplace. In making the decision to strategically use an at risk proposal, we consider a multitude of factors, including, the size and the mix of the equipment in the proposal, the condition of the equipment, the timing of the contract in relation to a particular auction and its impact on attracting additional consignments, the competitive environment, our ability to build our market share and the relationship with the customer. We have a rigorous approach to appraising and evaluating the items included in a potential at risk deal and have a well-developed, strict internal approval process for entering into at risk contracts.

Further, the choice by equipment owners among straight commission, guarantee, or inventory contracts, if presented by us, depends on the owner’s risk tolerance and sale objectives. We work with our customers to provide them with the contract option that best suits their needs at that point in time. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction commissions and our Revenue Rate are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period.

Auction Fees are earned from buyers at our auctions. Administrative fees are the most significant component of auction fees and are charged to buyers as a fixed percentage of the purchase price of each lot, to a maximum amount based on the value of the items purchased. Also included in Auction Fees are documentation fees earned for services provided to our buyers and consignors, as well as revenue generated through our value-added services, which assist with the purchase or sale of equipment, such as financing, insurance and warranty services.

Seasonality and other factors influencing variability of our earnings

Our GAP and revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries in which many of our customers participate. GAP and revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed. Because of these seasonal and period-to-period variations, we believe that GAP, revenues and net earnings are best compared on an annual or 12-month trailing basis.

GAP and revenues from our auction business are also affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing operations, the number and size of auctions and, as a result, the level of GAP and revenues, are likely to vary more dramatically from period to period than in our established markets, where the number, size and frequency of our auctions are more consistent.

Ritchie Bros. EquipmentOne – Our online used equipment marketplace

EquipmentOne is a secure online marketplace designed for equipment owners who prefer to buy and sell equipment privately — and need a fair, easy and safe place to do so.

Ritchie Bros. commercially launched EquipmentOne (an Online Negotiation Engine) in 2013 to reach the segment of the used equipment transaction market that prefers to retain control over the sales process, which our core auction business does not enable. Through EquipmentOne (www.equipmentone.com), equipment sellers are able to list their equipment on the online marketplace, receive and accept offers, and complete and settle their sale.

EquipmentOne is an online marketplace that equipment sellers can navigate independently, while still leveraging Ritchie Bros.’ trusted brand and back office expertise. EquipmentOne facilitates the completion of sales through a settlement process that protects both the seller and the buyer. Once a sale is agreed upon, buyers are instructed to send the purchase price of the sale to Ritchie Bros. to hold in escrow. When the funds are received, the seller is informed that they can release the sold equipment to the purchaser. When the purchaser provides approval to Ritchie Bros. that the equipment is as advertised, we then release the sales proceeds, less our commission and the buyer’s premium, to the seller.

We still consider EquipmentOne to be in a start-up phase, and as such, we do not anticipate that the online marketplace will contribute materially to its operations for several years. However, we believe that there is a substantial growth opportunity for this business line and believe that this supports the investment opportunity presented by this business.

EquipmentOne Operations

The EquipmentOne platform was built on the infrastructure and e-commerce expertise Ritchie Bros. acquired through its purchase of AssetNation in 2012. During 2012 and 2013, Ritchie Bros. invested capital and staff resources into EquipmentOne to:

•	design and launch the EquipmentOne marketplace,

•	consolidate selected AssetNation marketplaces into the EquipmentOne offering, and

•	integrate services with Ritchie Bros. existing support teams.

During 2013, the EquipmentOne website had over 1.4 million visits, welcomed 580,000 unique visitors and sold over 8,200 items.

Several other online marketplaces, which were acquired through Ritchie Bros’. purchase of AssetNation in 2012, continue to operate.

In addition to servicing individual equipment owners, we view EquipmentOne as a complementary and important sales solution for our large customers. The combination of our unreserved auctions and the EquipmentOne online marketplace represents a full solution set that we believe has positioned us to better meet the needs of broader fleet management demands.

Gross Transaction Value (“GTV”) is the total value of items sold through EquipmentOne, including the buyer’s premium, and is equivalent to Gross Auction Proceeds in our auction business.

Yield, or the percentage of equipment listings that end in a sale, through EquipmentOne continued to improve throughout the year. On average, 85% of equipment listings on the site ended in a completed transaction during 2013.

Revenues generated by EquipmentOne are comprised mostly of buyers premiums, which are fees paid by purchasers of equipment on EquipmentOne.com when a sale transacts. Commission revenue and listing fees are also generated when sellers post their equipment for sale on the website.

Influences on EquipmentOne’s performance

EquipmentOne sales can be affected by many of the same factors influencing the used equipment auction market. However, the EquipmentOne offering has broadened the market for Ritchie Bros. by providing equipment sellers an option that we historically were precluded from offering and thereby allows us to reach new customers who prefer to control the selling price and the sales process.

The success of EquipmentOne hinges largely on establishing a strong audience of equipment buyers, which will help drive further listings to the website. By leveraging the Ritchie Bros. brand and market insight, and introducing one of the world’s most comprehensive online used equipment marketplace, we have already formed a sizable audience of equipment buyers on EquipmentOne.

The competitive market for EquipmentOne is fragmented and varies vastly in terms of service offering and market focus. Our online marketplace competes with simple online listing services (that do not provide transaction settlement functionality), wide-reaching online retailers (that do not have an equipment focus) and other equipment marketplaces that do not have the brand presence that Ritchie Bros. has developed over decades of serving equipment owners.

Our Strategy

In 2010, Ritchie Bros. adopted a mission statement that transitioned us from strictly an auction company to a company that provides solutions for the exchange of equipment. This mission is supported by our three strategic pillars and our core values as outlined below:

Our three strategic pillars can be expanded upon as follows:

GROW

We believe that our core auction business has substantial growth potential because unreserved public auctions offer significant benefits to equipment owners, including certainty of sale, fairness and transparency. We continue to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

We believe that most of our near-term growth will come from our established regions, primarily the United States and Western Europe, and that emerging markets, such as China, and other countries offer significant potential for growth in the long-term.

In addition, we intend to continue to invest in our network of auction sites by adding or replacing existing auction sites as necessary to provide capacity for increased consignment volumes. Our auction site network supports our long-term growth and is a critical competitive advantage, which helps us to sustain efficient and scalable growth and give our customers confidence. We also intend to continue to hold offsite auctions to expand the scope of our relationships and operations.

Another key focus of this pillar is to streamline and simplify our auctions, to make them easy for our customers. Many of our new customers have little or no experience buying or selling at unreserved auctions; we want to make the process as easy and customer friendly as possible, so they feel confident on auction day and throughout the whole process.

ADD

We intend to add new business and information solutions that will assist the world’s builders to easily and confidently exchange equipment.

Technology and innovation have played key roles in our business in the past, allowing us to enhance our auctions and broaden their appeal to more equipment owners. We will continue to investigate new services to meet the needs of equipment owners, and harness the latest technology to supplement and enhance our auction services.

We are investing in new enhanced business intelligence and data analysis tools to improve our understanding of the equipment market, and position Ritchie Bros. as a knowledge and information authority. We intend to continue to enhance our website at www.rbauction.com by making it easier to use, more powerful and more valuable to equipment owners, with the goal of making it the preferred global equipment website.

We have also invested in new solutions for equipment owners whose needs may not be met by our unreserved auctions. Most significantly in 2013 we launched EquipmentOne which we developed following our purchase of AssetNation, an online marketplace and solutions provider for surplus and salvage assets, on May 15, 2012. We have leveraged AssetNation’s technology and e-commerce expertise to develop new solutions that we believe double our addressable market and help us meet the diverse and evolving preferences of a segment of the equipment market that we have not traditionally reached with our unreserved auctions. We believe that the opportunity is significant, but we also expect that it will take several years to have a material impact on our overall business results. We believe that we will be able to significantly leverage our Ritchie Bros. brand through this strategy and that this is a unique opportunity for our business.

PERFORM

To maintain our high standards of customer service we employ people who we believe embody our core values, especially the value of putting our customers first. In order to grow our business we believe that we must continue to build a high performance customer focused team, particularly growing our sales team.

Our primary focus in this area in the coming years will be growing our sales team, improving our sales force productivity and the efficiency of our auction operations, as well as further enhancing employee engagement and management bench strength. We are focused on developing future managers and we are taking steps to improve our ability to attract, develop and retain key employees.

These strategic pillars help us focus our time, money and talent to ensure we are meeting our mission. The table below outlines our recent and future priorities with regards to these pillars:

Our Strategic Pillars	What we accomplished in 2013	Our plans for 2014

Grow our core auction business	Despite lower GAP, we achieved record revenues due to significantly improved at risk deal performance.	Grow our GAP to a record level and achieve record revenues from our core unreserved auction business.

	We held two auctions in China, an auction in Finland, a grand opening at our new facility in Geelong, Australia, and opened a new auction facility in Manchester, NH, United States.	Increase our new bidder registrations to exceed our 2013 levels by 15%.

	We attracted record online bidder registrations and continued to grow the number of consignments.	Increase our active bidder registrations to exceed our 2013 levels by 15%.

Add new business and information solutions	In January 2013 we launched our new, online marketplace EquipmentOne, allowing us, we believe, to double our addressable market and to provide a complementary solution to our core unreserved auction business. We are pleased with the performance of this start-up operation.	Grow our Gross Transaction Volume through EquipmentOne.

	Ritchie Bros. Financial Services achieved $100 million in funding in just its second full year of operations.	Increase visits to our EquipmentOne website by over 40% of 2013 levels.

	We improved our Business Intelligence through the implementation of a data mart, which enhanced and streamlined our reporting capabilities to support our sales force in targeting customers.	Achieve EquipmentOne yield in excess of 85%.

Perform by building a high performance customer focused Ritchie Bros. team

We continued our focus on the hiring of TMs and ended the year with 272, the highest ever, and an increase of 5%, at the low end of our 5%-10% objective for TM hiring.

At year-end we were on target with 20 Trainee TMs and 26 Territory Sales Support staff who provide assistance to our TMs.

We will continue to focus on expanding our sales team, in particular TMs. We will continue to target growth in our TMs of 5%-10% in 2014.

	Completed Regional Sales Manager training for all Regional Sales Managers.	Increase the productivity of our revenue producers (TMs, Regional Sales Managers and VPs of Sales) over and above 2013 levels.

Further enhance our leadership development programs and implement a more robust performance management process and system.

Our plans for 2014 reflect our continued focus on specific strategies to grow both GAP and revenues while achieving the leverage inherent in our business model resulting in significantly increased profitability and driving shareholder value.

Long-Term Financial Objectives

Our long-term financial objectives(1) are the targets that our strategic initiatives and investments are designed to drive. These objectives reflect the growth, leverage and cash flow generation we believe are inherent in our business model, and are presented below:

•	Adjusted EPS(2) growth of at least 15% on average

•	ROIC(3) of at least 15%

•	EBITDA Margin(4) of at least 40%

Prior to 2009 we had a history of achieving these targets. Since 2009 we have not achieved these targets due to a number of factors including the global economic crisis which affected all our markets but most significantly for our business, the United States. We believe this reduced the volume of transactions in the used equipment marketplace and affected our ability to grow our GAP. Additionally, we continued our long term capital investment program during this period in order to build capacity for future growth, although in the short term this raised our fixed costs and our invested capital, negatively impacting our ROIC.

Our focus continues to be on achieving these long term financial objectives by driving growth in our GAP and leveraging our infrastructure that is in place.

We believe our investment and operating decisions over the last few years have positioned us well, allowing us to grow our share of the used equipment market and to deliver compelling solutions to meet the needs of our customers. Through these decisions we are building a well developed sales team and an auction site network with considerable capacity, both of which we anticipate will help sustain our growth. We also believe that, over the long-term, designing and executing an appropriate growth strategy will continue to be a significant determinant of our ability to grow our earnings and our margins, in part because doing so will assist us in growing our share of the used equipment market.

(1)	These are our own objectives and whether we can achieve them will depend on a number of factors, some of which may not be within our control. Please refer to the discussion under “Risk Factors” below. As these are objectives, there is no assurance that we will be able to achieve these objectives as set out above.

(2)	Adjusted EPS is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.

We define adjusted net earnings per share (Adjusted EPS) as financial statement net earnings per share excluding the after-tax effects of sales of excess properties and certain other non-recurring transactions.

(3)	Return on invested capital (ROIC) is calculated using the information disclosed in our consolidated financial statements by dividing Adjusted Net Earnings into average invested capital, defined as average shareholders’ equity plus average non-current borrowings for the financial year.

ROIC is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.

(4)	EBITDA Margin is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. This measure has been defined above in the “Consolidated Highlights” section.

Annual Review of the Used Equipment Market

During 2013 we saw the used equipment market, on the whole, become more balanced providing a stable pricing environment during the entire year. Used equipment supplies are still relatively tight and demand for good quality, low hour equipment continued to be strong at our auctions across all geographies.

In 2013 Original Equipment Manufacturer (“OEM”) production of construction equipment, particularly for the United States, continued to increase over 2012. We believe that this continued increase in OEM production is generating more transactions in the used equipment marketplace and creating larger pools of used equipment for future transactions. This should affect the mix and volume of our business transactions, increasing the number of younger machines that are made available for sale. We saw growth in our business volume in 2013 compared to 2012, as measured by GAP, in both our Canadian and Latin American operations. While our GAP in the United States and Europe was flat to slightly down. Our at risk business and therefore our revenue rate performed well in 2013, reflecting our disciplined deal execution and the stable pricing environment.

The following selected consolidated financial information as at December 31, 2013 and 2012, and for each of the years ended December 31, 2013 and 2012, has been derived from our audited consolidated financial statements. This data should be read together with those financial statements, including the notes thereto, and the risk factors described below.

In the following discussion and tables, Net earnings, Adjusted Net Earnings, Diluted Adjusted EPS, and all related rates and margins for the years ended December 31, 2013 and 2012 have been presented excluding non-controlling interest, and represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in our audited consolidated financial statements.

Overall Performance

Our net earnings for the year ended December 31, 2013 were $93.8 million, or $0.88 per diluted share, compared to $79.6 million, or $0.74 per diluted share, for the year ended December 31, 2012.

Financial Overview	Years ended December 31,
(in U.S.$000’s, except EPS)	2013	2012	Change	% Change
Revenues	$467,403	$437,955	$29,448	7%
Direct expense	54,008	49,687	4,321	9%
SG&A (1)	287,016	268,229	18,787	7%
Earnings from operations	126,379	120,039	6,340	5%
Other income (expenses)	13,102	(3,584)	16,686	466%
Finance costs	(4,726)	(4,440)	(286)	6%
Income tax expense	40,129	32,469	7,660	24%
Net Earnings (7)	93,825	79,551	14,274	18%
Adjusted Net Earnings (2),(3),(7)	89,989	82,555	7,434	9%
Diluted Adjusted EPS (2),(7)	$0.84	$0.77	$0.07	9%
Effective tax rate	29.8%	29.0%	80 pts.	3%
Gross Auction Proceeds (2),(4)	$3,817,768	$3,907,991	$(90,223)	(2%)
Revenue Rate (2),(5)	12.24%	11.21%	103 pts.	9%
Direct Expense Rate	1.41%	1.27%	14 pts.	11%
EBITDA Margin (2),(6)	36.3%	36.8%	(50) pts.	(1%)

(1)	SG&A includes depreciation and amortization expense.
(2)	These are non-GAAP measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, Diluted Adjusted Net EPS, GAP and EBITDA Margin for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period and eliminates the financial impact of items we do not consider to be part of our normal operating results.
(3)	Adjusted Net Earnings represents financial statement net earnings excluding the after-tax effects of excess property sales and certain other non-recurring items. We have provided a reconciliation to net earnings below.
(4)	GAP represents the total proceeds from all items sold at our auctions and online marketplaces. It is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statement. We believe that revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to GAP.
(5)	Revenue Rate is our revenues divided by our GAP.
(6)	EBITDA is calculated using the information disclosed in our condensed consolidated interim financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-GAAP measure. The EBITDA Margin is EBITDA as a proportion of revenues.
(7)	Figures presented include the results attributable to our 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in our audited consolidated financial statements.

EquipmentOne Update

The summary results above and the following discussion include the results of operations from EquipmentOne. The total value of items sold through our online marketplace in the year ended December 31, 2013 was $88.6 million compared to $64.9 million in the eight months ended December 31, 2012.

	12 months ended December 31,	8 months ended December 31,
(in U.S.$ millions)	2013	2012	Change	% Change
Revenues	$13.4	$9.8	$3.6	37%
Operating expenses	16.3	10.3	6.0	58%

EBITDA	$(2.9)	$(0.5)	$(2.4)	(480%)

During the year we completed the commercial launch of our EquipmentOne business. Throughout the year we continued to focus on and refine our service offerings through EquipmentOne. We were encouraged by the continued growth in the percentage of listings resulting in sales, also known as yield, which we were able to achieve in the fourth quarter of 2013.

Gross Auction Proceeds

Our GAP for the year ended December 31, 2013 were $3.8 billion, 2% lower compared to the year ended December 31, 2012. Our GAP was negatively impacted by foreign exchange by 1% or approximately $42 million (see discussion below).

Straight commission contracts generated the majority of our GAP with the remainder being made up of our at risk business. In 2013, at risk business generated approximately 28% of our GAP, a decrease from the 32% in 2012. This is consistent with our strategic focus on managing the performance of our at risk business in 2013 by continuing to focus on at risk contracts that are strategic in nature. Additionally, our customers gained increased confidence in entering straight commission contracts as used equipment prices remained stable during the year.

Revenues & Revenue Rate

	Years ended December 31,
Revenues: (1)	2013	2012	Change	% Change
United States	$224,215	$211,160	$13,055	6%
Canada	135,545	124,392	11,153	9%
Europe	65,016	60,572	4,444	7%
Other	42,628	41,831	797	2%
Total	$467,403	$437,955	$29,448	7%
Gross Auction Proceeds	$3,817,768	$3,907,991	$(90,223)	-2%
Revenue Rate	12.24%	11.21%	103 pts.	9%

(1)	Information by geographic segment is determined by the location of revenues earned and location of assets.

Revenues for the year ended December 31, 2013 increased to $467.4 million compared to $438.0 million in the prior year, due primarily to an increase in our Revenue Rate. Overall, foreign exchange rates had a negative impact on revenues in the amount of $4.8 million for the year ended December 31, 2013.

The distribution of our revenues across the geographic segments in which we operate was as follows:

Revenue distribution	United States	Canada	Europe	Other
Year ended December 31, 2013	48%	29%	14%	9%
Year ended December 31, 2012	48%	28%	14%	10%

Revenues include both commissions charged to equipment sellers and fee income earned from equipment buyers. Our Revenue Rate for the year ended December 31, 2013 increased to 12.24% from 11.21% in 2012. This increase in Revenue Rate was due primarily to the performance of our at risk business which performed well in all our jurisdictions. Our strong Revenue Rate is consistent with our strategic focus on managing the performance of our at risk business in 2013.

In 2013, our average commission rate for the year was 9.80% compared to 8.98% in 2012. Over the past five years our quarterly commission rate has ranged between 8.47% and 10.82%. Our commission rate and overall Revenue Rate are presented in the graph below.

(1)	The revised administrative fee that took effect on July 1, 2011 has contributed to an increase in our Revenue Rate of approximately 125 basis points since its introduction.

Our fee income earned in 2013 was 2.46% of GAP, a slight increase compared to fees earned of 2.22% in 2012. Contributing to this increase is the incremental fee percent earned through EquipmentOne transactions as compared to auction transactions as we earned a higher fee percentage in our online marketplaces compared to our unreserved auction business. In addition, financing fees earned by Ritchie Bros. Financial Services in 2013 were higher than in 2012.

Direct Expense Rate

Our direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the cost of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security personnel hired to safeguard equipment at the auction site and rental expenses for temporary auctions sites, among other costs.

Our direct expense rate, which represents direct expenses as a percentage of GAP, fluctuates from period to period based in part on the size and location of the auctions we hold during the particular period. The direct expense rate generally decreases as the average size of our auctions increase. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites.

Our direct expense rate for the year ended December 31, 2013 increased slightly to 1.41% compared to 1.27% in 2012. This increase in our direct expense rate is a result of a decrease in the average size of our industrial auctions. In 2013, we held 24 more industrial auctions while our industrial GAP decreased. Overall, our average industrial auction was approximately 13% smaller in 2013 compared to 2012, which drove the 9% increase in our direct expense rate.

For the year ended December 31, 2013, approximately 89% of our GAP was attributable to auctions held at our permanent auction sites and regional auction sites with the remainder at off-site auctions (2012: 90%). Off-site auctions generally have a higher related direct expense rate and in 2013 our off-site auctions were smaller, on average, than in 2012, contributing to the higher direct expense rate.

Selling, General & Administrative Expenses

Our SG&A increased to $287.0 million for the year ended December 31, 2013 compared to $268.2 million in 2012, an increase of $18.8 million or 7%.

Our SG&A increase was the result of the focus on our investments in our core auction sales team and EquipmentOne, which we made while focusing on cost control around our Operating and Administrative teams.

The incremental SG&A in 2013, as compared to 2012, was attributable to costs incurred due to: (i) EquipmentOne, as 2013 was the first full year of operations ($6.0 million); (ii) continued investments in our core auction sales team ($5.9 million); (iii) costs related to the CEO separation agreement, excluded from adjusted earnings ($4.6 million); and (iv) an increase in our depreciation and amortization expense ($2.1 million).

SG&A includes such expenditures as employee compensation expense (salaries, wages, bonuses and benefits), building and facilities expense (repairs and maintenance, leases, rentals and utilities), non-auction related travel, promotion and other general and administrative expenses as well as depreciation and amortization expense. Historically, approximately 60% of our other SG&A, excluding depreciation and amortization, on an annual basis have been personnel costs.

Years ended December 31,	2013	2012	$ Change	% Change
Employee compensation expense	$158,448	$145,479	$12,969	9%
Buildings and facilities	40,820	39,312	1,508	4%
Travel, advertising and promotion	20,728	18,754	1,974	11%
Other general and administrative expenses	23,740	23,546	194	1%

	$243,736	$227,091	$16,645	7%
Depreciation and amortization	43,280	41,138	2,142	5%

Selling, general and administrative expenses	$287,016	$268,229	$18,787	7%

Employee compensation costs increased by $13.0 million in 2013, as compared to 2012, primarily due to the costs incurred relating to the CEO separation agreement and our investment in our sales teams. Employee compensation expense increased $5.9 million due to additional employee compensation costs associated with realizing a full year of EquipmentOne costs as compared to only eight months of costs in 2012; and, as a result of our strategic investment in our sales team. The number of revenue producers1 has increased by a net amount of 13 since December 31, 2012, and we have added, on a net basis, 24 sales support staff over the prior.

Building and facilities costs increased by $1.5 million for the year ended December 31, 2013 over the same period in 2012, due to increased rents and maintenance costs for our auction sites and other facilities around the world.

The increase of $2.0 million in travel, advertising and promotion expense was primarily due to expenses related to our sales teams.

Other general and administrative expenses in 2013 remained consistent with 2012 as the non-recurrence of $2.1 million in AssetNation acquisition costs realized in 2012 was offset by incremental EquipmentOne expenses.

Depreciation and amortization expense is calculated on either a straight-line or declining-balance basis on assets employed in our business, including buildings, computer hardware and software, automobiles, office and yard equipment, and customer relationships. Our depreciation and amortization increased $2.1 million or 5%, for the year ended December 31, 2013, over 2012, primarily as a result of the amortization of intangible assets related to our acquisition of AssetNation in May 2012. We expect our depreciation and amortization expense in future periods to increase or decrease in line with our ongoing capital expenditures. As our capital expenditure program moderates, we would expect the growth in our depreciation and amortization expense also to moderate.

Overall, foreign exchange rates had a positive impact on SG&A in the amount of $3.4 million for the year ended December 31, 2013.

[1]	Revenue producers is a term used to describe our revenue producing sales staff. This definition is comprised of Vice Presidents (“VPs”) of Sales, Regional Sales Managers, and Territory Managers (“TMs”). Comparative numbers have been adjusted accordingly.

Other Income and Expense

Other income primarily includes the gains or losses from the disposition of property, plant and equipment and other income or loss not earned in the normal course of operations.

Other income in 2013 included a gain of $9.9 million on the sale of excess land held in Fort Worth, Texas, and Prince Rupert, British Columbia. In 2012, other income included a loss of $4.9 million recorded on the impairments on and sale of former permanent auction sites, as well as gains on the disposal of other assets (see “Net Earnings and Adjusted Net Earnings” below).

Finance Costs

Finance costs include both the finance income earned on our excess cash and receivable balances and the finance costs related to interest paid on long-term debt and revolving credit facilities, offset by interest that has been capitalized as part of self-constructed assets. Our finance income fluctuates from depending on the timing of receipt of auction proceeds and on our cash position, which is affected by the timing, size and number of auctions held during the period.

Finance costs increased in 2013 compared to 2012 due primarily to greater interest costs relating to borrowings incurred to finance our acquisition of AssetNation, in 2012.

Effective Tax Rate

Our effective tax rate of 29.8% for the year ended December 31, 2013 is slightly higher than the 29.0% effective tax rate realized in 2012 as a result of an increase in tax losses that were not recognized. Our tax rate will fluctuate as a result of the proportion of income earned in various jurisdictions and their relative tax rates.

U.S. Dollar Exchange Rate Comparison

	Years ended December 31,
Value of one U.S. dollar	2013	2012	% Change
Year-end exchange rate:
Canadian dollar	$1.0622	$0.9928	7%
Euro	0.7276	0.7579	(4%)
Average exchange rate:
Canadian dollar	$1.0301	$0.9994	3%
Euro	0.7530	0.7780	(3%)

Effect of Exchange Rate Movement on Income Statement Components

2013 results presented using	Years ended December 31,
average annual foreign	2013 using	2013 using
exchange rates	2013 rates	2012 rates	Change	% Change
Gross Auction Proceeds	$3,817,768	$3,859,309	$(41,541)	(1%)
Revenue	467,403	472,242	(4,839)	(1%)
Direct expense	54,008	54,506	(498)	(1%)
SG&A	287,016	290,401	(3,385)	(1%)

We conduct operations around the world in a number of different currencies, but our presentation currency is the U.S. dollar. In 2013, approximately 49% of our revenues and approximately 57% of our operating costs were denominated in currencies other than the U.S. dollar as compared to 49% and 56%, respectively, in 2012.

The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. Over the past several years there have been significant fluctuations in the value of the Canadian dollar and the Euro relative to the U.S. dollar. These fluctuations affect our reported revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes. It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as the supply of and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated revenues and operating expenses in our consolidated financial statements largely offset, making the impact of the currency fluctuation on our net earnings minimal, historically.

Net Earnings and Adjusted Net Earnings

Net earnings and Adjusted Net Earnings for the year ended December 31, 2013 were $93.8 million and $90.0 million, or $0.88 and $0.84 per diluted share, respectively, compared to net earnings and Adjusted Net Earnings of $79.6 million and $82.6 million, or $0.74 and $0.77 per diluted share, respectively, for the year ended December 31, 2012.

Our Adjusted Net Earnings for the year ended December 31, 2013 increased by approximately 9% compared to 2012, primarily as a result of higher revenues, offset partially by the increases in direct expenses and SG&A.

Reconciliations of our net earnings to Adjusted Net Earnings are as follows:

	Years ended December 31,
	2013	2012
Net earnings attributable to equity holders of parent	$93,825	$79,551
After-tax loss (gain) on excess property (1,2)	(7,225)	3,004
After-tax impact of CEO separation agreement (3)	3,389	—

Adjusted Net Earnings attributable to equity holders of parent	$89,989	$82,555

(1)	Net earnings for the year ended December 31, 2013 included a gain of $9,880 ($7,225 after tax, or $0.07 per diluted share) recorded on the sale of excess property in Fort Worth, Texas and Prince Rupert, British Columbia.
(2)	Net earnings for the year ended December 31, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of our former Olympia, Washington permanent auction site; and net impairment losses of $2,804 ($1,807 after tax, or $0.02 per diluted share) recorded against our former permanent auction sites in Statesville, North Carolina and London, Ontario.
(3)	Net earnings for the year ended December 31, 2013 included an expense of $4,580 ($3,389 after tax, or $0.03 per diluted share) recorded to recognize liabilities incurred relating to the CEO separation agreement.

Revenue Flow-through Rate 2

We believe that the table below showing our Revenue Flow-through Rate demonstrates operating leverage in our business, especially our core auction business, and illustrates our ability to grow our margin.

	Year ended December 31, 2013
(in U.S.$ millions)	Incremental Revenues 2013 over 2012	Incremental Operating Expenses[3] 2013 over 2012	Incremental EBITDA 2013 over 2012	Revenue Flow-through Rate
Core auction business	$25.8	$10.3	$15.5	60%
EquipmentOne	3.6	6.0	(2.4)	(67%)

Ritchie Bros. Consolidated	$29.4	$16.3	$13.1	45%

	Year ended December 31, 2012
	Incremental Revenues 2012 over 2011	Incremental Operating Expenses 2012 over 2011	Incremental EBITDA 2012 over 2011	Revenue Flow-through Rate
Core auction business	$32.1	$16.6	$15.5	48%
EquipmentOne	9.8	10.3	(0.5)	(5%)

Ritchie Bros. Consolidated	$41.9	$26.8	$15.0	36%

Our revenues for 2013 increased by $29.4 million as compared to 2012, and operating expense, excluding depreciation and amortization and expense related to the CEO separation agreement, increased $16.3 million year over year, resulting in a 45% Revenue Flow-through Rate. In our core auction business, the Revenue Flow-through for the year ended December 31, 2013 was $15.5 million or a Rate of 60% (2012: $15.5 million, 48%).

Incremental EBITDA, a non-GAAP measure, reconciles to to incremental earnings from operations as follows:

	Years ended December 31,
(in U.S.$ millions)	2013	2012
Incremental EBITDA	$13.1	$15.0
Add: incremental depreciation and amortization expense	(2.1)	1.3
Add: CEO separation agreement expense	(4.6)	—

Incremental earnings from operations	$6.4	$16.3

Earnings from operations, year ended December 31, 2013	$126.4
Less: earnings from operations, year ended December 31, 2012	(120.0)

Incremental earnings from operations, 2013 over 2012	$6.4

Earnings from operations, year ended December 31, 2012		$120.0
Less: earnings from operations, year ended December 31, 2011		(103.7)

Incremental earnings from operations, 2012 over 2011		$16.3

[2]	Revenue Flow-through is calculated as incremental revenues in the period less incremental operating expenses (direct expenses and SG&A excluding depreciation and amortization), and demonstrates the impact of incremental revenues on our EBITDA. Revenue Flow-through Rate presents Revenue Flow-through as a percentage of incremental revenues. Revenue Flow-through and Revenue Flow-through Rate are non-GAAP measures that do not a have standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing the influence of incremental revenues on EBITDA for different financial periods provides additional useful information about our performance for the relevant financial period.
[3]	Incremental balances reflect the year over year increases for revenue, operating expenses, and EBITDA. Our incremental operating expenses presented above for December 31, 2013 exclude $4.6 million of pre-tax expense related to the CEO separation agreement.

Selected Annual Information

	Years ended December 31,
(in U.S.$000,000’s, except per share amounts)	2013	2012	2011
Income Statement data(1)
Net earnings	$93,825	$79,551	$76,633
Net earnings per share, basic	0.88	0.75	0.72
Net earnings per share, diluted	0.88	0.74	0.72
Balance Sheet data (as at Dec 31):
Working capital (including cash)	$110,048	$96,053	$63,296
Property, plant and equipment	630,634	655,677	644,333
Total assets	1,162,295	1,132,498	967,241
Non-current liabilities	179,413	226,419	158,791
Statement of Cash Flows data:
Dividends declared per share(2)	$0.51	$0.47	$0.44
Property, Plant, and Equipment and Intangible Asset additions	53,732	62,340	77,053

(1)	Net earnings and earnings per share figures have been presented on the basis of amounts attributable to equity of the parent company and therefore exclude results attributable to a non-controlling interest in a subsidiary.
(2)	Cash dividends declared per share includes cash payments made during the financial year; there are timing differences for the fourth quarter dividend which is paid in the subsequent year. For the fourth quarter of 2013, we declared cash dividends of $0.1300 per common share (2012: $0.1225) on January 20, 2014, which is not included in the 2013 amount.

In the following discussion and tables, Net earnings, Adjusted Net Earnings, Diluted Adjusted EPS, and all related rates and margins for the three months ended December 31, 2013 and 2012 have been presented excluding non-controlling interest, and represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in our audited consolidated financial statements.

Fourth Quarter Performance

Fourth quarter net earnings were $33.7 million, or $0.31 per diluted share, compared to net earnings of $22.1 million, or $0.21 per diluted share, for the same period in 2012.

Financial Overview	Three months ended December 31,
(in U.S.$000’s, except EPS)	2013	2012	Change		% Change
Revenues	$131,223	$117,140	$14,083		12%
Direct expense	17,196	12,771	4,425		35%
SG&A(1)	76,289	71,238	5,051		7%
Earnings from operations	37,738	33,131	4,607		14%
Other income (expenses)	10,687	(765)	11,452		1497%
Finance costs	(1,012)	(1,056)	44		(4%)
Income tax expense	13,287	9,207	4,080		44%
Net Earnings (7)	33,745	22,067	11,678		53%
Adjusted Net Earnings (2),(3),(7)	30,324	22,363	7,961		36%
Diluted Adjusted EPS (2),(7)	$0.28	$0.21	$0.07		33%
Effective tax rate	28.0%	29.4%	(140 pts.	)	(5%)
Gross Auction Proceeds (2),(4)	$1,109,834	$1,000,413	$109,421		11%
Revenue Rate (2),(5)	11.82%	11.71%	11 pts.		1%
Direct Expense Rate	1.55%	1.28%	27 pts.		21%
EBITDA Margin (2),(6)	37.5%	37.4%	1 pt.		0%

For note (1) to (7), see the corresponding notes to the similar table in “Overall Performance” section above for more information by line item. For a reconciliation of net earnings to Adjusted Net Earnings, please see below.

EquipmentOne Update

The summary results above and the following discussion include the results of operations from EquipmentOne, our online marketplace. The total value of items sold through this online marketplace in the fourth quarter of 2013 was $23.0 million compared to $27.4 million in the same period in 2012.

	Three months ended December 31,
(in U.S.$ millions)	2013	2012	Change	% Change
Revenues	$3.6	$4.3	$(0.7)	(16%)
Operating expenses	3.1	4.4	(1.3)	(30%)

EBITDA	$0.5	$(0.1)	$0.6	600%

EquipmentOne’s EBITDA increased over the prior year quarter, despite a decrease in revenues, as a result of reduced operating expenses. In addition, we saw an improvement in our yield over earlier quarters as we refined our EquipmentOne offering.

Gross Auction Proceeds

Our GAP was $1.1 billion for the quarter ended December 31, 2013, an increase of 11% compared to the same quarter of 2012. GAP can vary from quarter to quarter depending on the timing of our auctions.

Straight commission contracts generated the majority of our GAP during the fourth quarter of 2013, with the remainder composed of guarantee and outright purchase contracts, which we refer to as our underwritten or at risk business. Our at risk business represented approximately 34% of our GAP in the fourth quarter of 2013, an increase when compared to 28% in the fourth quarter of 2012.

Revenues

We earned revenues of $131.2 million during the fourth quarter of 2013, an increase of $14.1 million, or 12%, compared to revenues of $117.1 million in the same period of 2012. This increase in revenue is due primarily to the 11% increase in GAP in the period. Our Revenue Rate increased to 11.82% from 11.71% due to a slight increase in our fee income in the fourth quarter of 2013 as compared to the same period in 2012.

Compared to the $14.1 million increase in revenues in the fourth quarter of 2013 over the same period of 2012, our direct expense and SG&A increased by $9.5 million ($4.9 million excluding the non-recurring CEO separation agreement amounts recorded in 2013). Excluding those separation agreement expenses, we achieved a 65% Revenue Flow-through Rate in the fourth quarter. We believe these results demonstrate the leverage inherent in our business. Revenue flow-through is defined in the Overall Performance section above.

Direct Expense

Our direct expense rate increased to 1.55% for the fourth quarter of 2013 compared to 1.28% in the same period of 2012. This increase in the quarterly direct expense rate is due to a reduction in the average GAP realized per auction as we held a larger number of auctions, at both onsite and offsite locations, of a smaller average size in 2013 compared to 2012.

Selling, General & Administrative Expenses

Our SG&A increased to $76.3 million in the fourth quarter of 2013, compared to $71.2 million in the same period of 2012.

Three months ended December 31,	2013	2012	$ Change	% Change
Employee compensation expense	$43,494	$39,682	$3,812	10%
Buildings and facilities	9,963	10,464	(501)	(5%)
Travel, advertising and promotion	5,045	4,701	344	7%
Other general and administrative expenses	6,361	5,753	608	11%

	$64,863	$60,600	$4,263	7%
Depreciation and amortization	11,426	10,638	788	7%

Selling, general and administrative expenses	$76,289	$71,238	$5,051	7%

Employee compensation expense increased as a result of the non-recurring $4.6 million expense related to the CEO separation agreement in the fourth quarter of 2013, partially offset by cost savings from our cost realignment plan implemented in the third quarter of 2013.

Overall, foreign exchange rates reduced SG&A by $2.0 million in the fourth quarter of 2013 compared to the same period of last year.

Effective Tax Rate

Our effective tax rate of 28.0% for the three months ended December 31, 2013 was lower than the 29.4% recorded in the comparative period in 2012 as a result of the recognition of non-deductible expenses in the fourth quarter of 2012.

Net Earnings and Adjusted Net Earnings

Net earnings and Adjusted Net Earnings for the three months ended December 31, 2013 were $33.7 million and $30.3 million or $0.31 and $0.28 per diluted share, respectively, compared to net earnings and Adjusted Net Earnings of $22.1 million and $22.4 million, respectively, or $0.21 per basic and diluted share for the three months ended December 31, 2012.

Our Adjusted Net Earnings for the three months ended December 31, 2013 increased by approximately 36% compared to the same period in 2012, primarily as a result of increases in revenue offset partially by increases in direct expense and SG&A.

Reconciliations of our net earnings to Adjusted Net Earnings are as follows:

	Three months ended December 31,
	2013	2012
Net earnings attributable to equity holders of parent	$33,745	$22,067
After-tax loss (gain) on excess property (1,2)	(6,810)	296
After-tax impact of CEO separation agreement (3)	3,389	—

Adjusted Net Earnings attributable to equity holders of parent	$30,324	$22,363

(1)	Net earnings for the three months ended December 31, 2013 included a gain of $9,203 ($6,810 after tax, or $0.06 per diluted share) recorded on the sale of excess property near Prince Rupert, British Columbia.
(2)	Net earnings for the three months ended December 31, 2012 included an impairment loss of $632 ($471 after tax, or $0.01 per diluted share) recorded against our former permanent auction site in London, Ontario; and, an impairment reversal of $285 ($175 after tax, or $nil per diluted share) recorded against our former permanent auction site in Statesville, North Carolina.
(3)	Net earnings for the three months ended December 31, 2013 included an expense of $4,580 ($3,389 after tax, or $0.03 per diluted share) recorded to recognize liabilities incurred relating to the CEO separation agreement.

Capital Expenditures

Property, plant and equipment (“PP&E”) and intangible asset additions were $12.8 million for the fourth quarter of 2013, compared to $12.7 million in the fourth quarter of 2012. Our capital expenditures in the fourth quarter of 2013 related primarily to our information system enhancements, as well as some auction site improvements.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements, and in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2013 and 2012, and our discussion above about the seasonality of our business.

	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Gross Auction Proceeds(2),(4)	$1,109,834	$789,640	$1,072,942	$845,353
Revenues	$131,223	$105,800	$128,322	$102,058
Net earnings(5)	33,745	16,295	29,795	13,990
Adjusted Net Earnings(2),(3),(5)	30,324	15,878	29,795	13,990
Net earnings per share, basic(5)	$0.32	$0.15	$0.28	$0.13
Net earnings per share, diluted(5)	0.31	0.15	0.28	0.13
Adjusted Net Earnings per share, diluted(2),(3),(5)	0.28	0.15	0.28	0.13

	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Gross Auction Proceeds(2),(4)	$1,000,413	$848,536	$1,194,536	$864,506
Revenues	$117,140	$92,326	$127,213	$101,276
Net earnings(5)	22,067	8,199	31,259	18,026
Adjusted Net Earnings(2),(3),(5)	22,363	9,710	32,456	18,026
Net earnings per share, basic(5)	$0.21	$0.08	$0.29	$0.17
Net earnings per share, diluted(5)	0.21	0.08	0.29	0.17
Adjusted Net Earnings per share, diluted(2),(3),(5)	0.21	0.09	0.30	0.17

(2)	to (4) Refer to Overall Performance above for more information by line item.
(5)	Net earnings and earnings per share figures have been presented on the basis of amounts attributable to equity of the parent company and therefore exclude results attributable to a non-controlling interest in a subsidiary.

GAP and revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our GAP and revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our GAP, revenues and net earnings are best compared on an annual basis or a year-over-year basis.

Operations

During 2013 we conducted 245 unreserved industrial auctions at locations in North America, Central America, Europe, the Middle East, Africa, Asia and Australia (2012: 221 auctions). Although our auctions vary in size, our average industrial auction results were as follows for 2013 and 2012:

	Years ended December 31,
Average per industrial auction	2013	2012
Gross Auction Proceeds	$14.3 million	$16.5 million
Bidder registrations	1,740	1,760
Consignors	180	190
Lots	1,230	1,300

Key industrial auction metrics

Our key industrial auction metrics for 2013 and 2012 are shown below:

	Years ended December 31,
Key industrial auction metrics	2013	2012
Consignments	43,550	42,100
Bidder registrations	425,000	389,500
Buyers	104,550	99,250
Lots	301,000	287,000

For a breakdown of these key industrial auction metrics by month, please refer to our website www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

Website metrics

We sold approximately $1.4 billion of equipment, trucks and other assets to online bidders in 2013, representing an 8% increase compared to the same period in 2012 (2012: $1.3 billion) and approximately 37% of our total GAP, reconfirming our position as the world’s largest auctioneer of used industrial equipment to online buyers.

The increase in our online presence was also demonstrated by an 11% increase in unique visitors to our website during 2013 compared to 2012.

Total unique rbauction.com visitors	Years ended December 31,
	2013	2012
Unique visitors	6.2 million	5.6 million

Headcount

Full-time personnel decreased over the comparative year primarily due to staffing measures applied in our cost realignment plan, while sales and sales support staff increased over the prior year due to our strategic initiatives.

People continue to be an important part of our growth strategy and we are focused on growing our sales team, improving our sales force productivity, increasing employee engagement and further developing our management bench strength.

	As at December 31,
	2013	2012
Full-time employees	1,385	1,414
Revenue producers	340	329

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 28, 2014 we had 107,042,648 common shares issued and outstanding and stock options outstanding to purchase a total of 3,732,491 common shares.

Liquidity and Capital Resources

	As at December 31,
	2013	2012	% Change
Working capital	$110,048	$96,053	15%

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. Our working capital increased during 2013 primarily as a result of the cash generated through our operating activities and reduced spending on capital assets partially offset by debt repayments and dividends payments.

At December 31, 2013, we had $34.4 million of short-term debt, which consisted of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 1.5%. The remaining available borrowings under our credit facilities totaled $434 million, including a $107 million three-year uncommitted, non-revolving credit facility expiring in November 2014, and a $161 million five-year committed credit facility expiring in May 2018. In January 2014, repaid $30.0 million of short-term debt that had been borrowed under our five-year committed facility, using available cash on hand from operations.

Contractual Obligations

	Payments Due by Period
	Total	In 2014	In 2015 and 2016	In 2017 and 2018	After 2018
Non-current debt obligations	$147,234	$—	$56,409	$28,818	$62,007
Interest on long-term debt obligations	31,668	6,684	11,003	5,775	8,206
Operating leases obligations	119,304	9,903	16,062	13,899	79,440
Other non-current obligations	355	355	—	—	—

Total contractual obligations	$298,561	$16,942	$83,474	$48,492	$149,653

Our long-term debt included in the table above is comprised of a revolving loan drawn under a credit facility that is available until May 2018; as well as a term loan put in place in 2009 with a term to maturity of seven years, and two term loans put in place in 2012 with a term to maturity of ten years. Our operating leases relate primarily to land on which we operate regional auction sites and administrative buildings. These properties are located in Canada, the United States, the Netherlands, Spain, Germany, the United Kingdom, Portugal, China, Dubai, Mexico and Panama.

In the normal course of our business, at time we will guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure as at December 31, 2013 from these guarantee contracts was $35.1 million (compared to $20.3 million at December 31, 2012), which we anticipate will be fully covered by the proceeds that we will receive from the sale at auction of the related equipment, plus our commission. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

Cash Flows

	Years ended December 31, 2013
Cash provided by (used in):	2013	2012	% Change
Operating activities	$189,116	$134,060	41%
Investing activities	(30,109)	(110,870)	73%
Financing activities	(96,817)	43,414	(323%)
Effect of changes in foreign currency rates	(5,880)	2,124	(377%)

Net increase in cash and cash equivalents	$56,310	$68,728	(18%)

Our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors.

Cash used in investing activities decreased in 2013 as compared to 2012. This was due to our investment in AssetNation in 2012 with no comparable investment in 2013. Property, plant and equipment and intangible asset additions were $53.7 million for the year ended December 31, 2013 compared to $62.3 million for 2012. Additionally, we realized an aggregate of $23.8 million in proceeds from the disposition of assets and the collection of long-term receivables in 2013 compared to $6.9 million from property dispositions in 2012.

Our capital expenditures for the year ended December 31, 2013 related primarily to the development of our auction site in Melbourne, Australia, maintenance capital expenditures at our existing sites and our information system enhancements.

We expect our annual capital expenditures will be in the range of $45 to $50 million per year for the next several years. We believe that our network of auction sites globally is sufficient to meet our needs in the foreseeable future and we are not planning any regular additions to our auction site network. We plan to continue to make improvements to and replace older existing sites. We also expect to undertake system improvements, including expenditures on hardware, the development, purchase and implementation of software, and related systems, in connection with our strategic initiatives discussed above. We expect to fund future capital expenditures from operating cash flows and borrowings under our credit facilities.

Cash used in financing activities decreased in the year ended December 31, 2013 as compared to 2012, primarily due to the repayment of short and long-term borrowings. In addition, we borrowed $63 million in long-term debt in 2012 to finance the acquisition of AssetNation with no comparable borrowings in 2013.

We declared and paid regular cash dividends of $0.1225 per share for each of the quarters ended December 31, 2012 and March 31, 2013, and declared and paid dividends of $0.1300 for each of the quarters ended June 30, 2013 and September 30, 2013.

Total dividend payments made during 2013 were $53.9 million compared to total dividend payments made during 2012 of $50.0 million. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our long-term debt and available credit facilities at December 31, 2013 and December 31, 2012 were as follows:

	Years ended December 31, 2013
	2013	2012	% Change
Long-term debt	$147,234	$200,746	-27%
Committed
Revolving credit facilities	285,000	235,000	21%
Revolving credit facilities available	221,043	118,848	86%
Uncommitted
Revolving credit facilities	118,332	105,475	12%
Revolving credit facilities available	106,149	93,832	13%
Non-revolving credit facilities	225,000	225,000	0%
Non-revolving credit facilities available	106,508	100,314	6%
Total credit facilities	628,332	565,672	11%
Total credit facilities available	433,700	312,994	39%

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at December 31, 2013, we had outstanding fixed rate and floating rate long-term debt bearing annual interest rates ranging from 2.2% to 6.4% (with a weighted-average annual interest rate of 4.5%). We were in compliance with all financial and other covenants applicable to our credit facilities at December 31, 2013.

Future scheduled interest payments over the next five years relating to our long term debt outstanding as at December 31, 2013 were as follows:

	Scheduled interest payments
	In 2014	In 2015	In 2016	In 2017	In 2018	Thereafter
Interest payments on long-term debt	$6,684	$6,684	$4,319	$3,077	$2,698	$8,206

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the U.S. dollar as our presentation currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.

During 2013, we recorded a net reduction in our foreign currency translation adjustment balance of $13.4 million, compared to a net increase of $2.1 million in 2012. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar to the U.S. dollar for reporting purposes.

We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at December 31, 2013 we had a total of $28.8 million (December 31, 2012: $31.2 million) in revolving loans bearing floating rates of interest.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

Related Party Transactions

During the year ended December 31, 2013, we incurred $8.2 million in aggregate compensation relating to our directors and officers, as compared to $7.5 million in 2012. Included in these amounts are wages and benefits, post-employment benefits, and share-based compensation calculated on the basis of the expense we recognized in the year. In addition to this compensation, in 2013, we recognized a liability of $4.6 million for short-term benefits pursuant to the CEO separation agreement, to be paid out in 2014, and this amount has been excluded from those key management personnel amounts.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in conformity with IFRS, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including valuation of consignors’ equipment and other assets subject to guarantee contracts; the grant date fair value of stock option awards; the identification of cash generating units (“CGUs”); depreciation, amortization and recoverability of property, plant and equipment, intangible assets, goodwill; and the recoverability of deferred income tax assets. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 2 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

Accounting for Income Taxes

We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income. If recovery of these deferred tax assets is considered unlikely, we must calculate our best estimate of the recovery. To the extent we either establish or increase our best estimate in a period, we must include an expense within the tax provision in the consolidated income statements. Significant management judgment is required in determining our provision for income taxes, our measurement of deferred tax assets and liabilities, and any change in best estimate recorded against our net deferred tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to change our best estimate which could materially impact the presentation of our financial position and results of operations.

Valuation of Goodwill and Intangible Assets

We assess the possible impairment of goodwill and intangible assets in accordance with IFRS on an annual basis. The standards stipulate that goodwill is allocated to CGUs, or groups of CGUs, that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the level at which goodwill is monitored internally. A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups. An impairment loss is recognized if the CGU’s carrying amount (including goodwill) exceeds the recoverable value, which is the greater of fair value less costs to sell and value in use, which is based on the net present value of future cash flows.

We perform the goodwill and intangible asset impairment test annually or more frequently if events or changes in circumstances indicate that assets might be impaired. We performed the latest test at December 31, 2013 and determined that no impairment had occurred.

Presentation of Inventory Contracts

We present the revenue from straight commission and guarantee contracts and the net proceeds from inventory contracts as revenues. All of the equipment sold at our auctions is sold to the highest bidder on an unreserved basis. Although we take title to the equipment we sell under inventory contracts, the period of direct ownership is relatively short and the equipment is processed in the same manner as other consigned equipment. As a result, we present the results of all equipment sold at our auctions on a net basis as revenues because it is more reflective of the substance of the transaction.

We value each inventory contract at the lower of cost and net realizable value. In addition, we monitor the results from the sale of this inventory at auction after the balance sheet date up to the release of our financial statements and record any losses realized on inventory contracts.

Changes in Accounting Policies

On January 1, 2013, we adopted the following new and revised applicable International Financial Reporting Standards, along with related amendments. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated financial statements

IFRS 11, Joint arrangements

IFRS 12, Disclosure of interest in other entities

IFRS 13, Fair value measurement

Amendments to IFRS 7, Financial instruments: disclosures

Amendments to IAS 1, Presentation of financial statements

Amendments to IAS 27, Separate financial statements

Amendments to IAS 28, Investments in associates and joint ventures

Amendments to IAS 32, Tax effects of distributions to holders of equity instruments

Our adoption of these standards, excluding amendments to IAS 1 and IFRS 13, did not result in any change to our accounting or disclosure.

IAS 1 was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially re-classifiable to profit or loss subsequently. As a result of adopting this standard, we recognized a presentation change in our Consolidated Statement of Comprehensive Income. This change did not result in any adjustments to other comprehensive income or comprehensive income.

IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. As a result of adopting this standard, we have increased disclosure concerning fair value measurements and disclosures in our financial statements. This change had no impact on our financial position or performance.

In addition to those standards above, we have early adopted the amendments to IAS 36 in the period and applied them retrospectively. The amendments affect disclosure only and have no impact on our financial position or performance, and have not resulted in added disclosure in the period.

Other than our adoption of the standards and amendments described above, there have been no significant changes in our accounting policies during the year ended December 31, 2013.

Recent Accounting Pronouncements

There were no accounting pronouncements made during 2013 that impact our accounting policies or the presentation of our consolidated financial position or financial performance.

Disclosure Controls and Procedures

We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our company is made known to the appropriate level of management in a timely manner.

Based on current securities legislation in Canada and the United States, our CEO and Chief Financial Officer (“CFO”) are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2013.

We performed an evaluation under the supervision and with the participation of our CEO and CFO, of the effectiveness of our disclosure controls and procedures as at December 31, 2013. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Under the supervision and with the participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on our evaluation under the framework in “Internal Control – Integrated Framework”, management concluded that our internal control structure and procedures over financial reporting were effective as of December 31, 2013.

The effectiveness of our internal controls over financial reporting as of December 31, 2013 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our December 31, 2013 consolidated annual financial statements, as stated in their report, which is included in our consolidated financial statements.

Changes in Internal Controls Over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are a summary of key risks we face.

Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of these risks actually occur, our business, results of operations and financial condition would suffer.

Damage to our reputation for fairness, integrity and for conducting live auctions that are truly unreserved could harm our business.

One of our founding principles is that our auctions are strictly unreserved and we believe this is one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting auctions that are strictly unreserved was damaged. If we are unable to maintain our reputation and enforce our unreserved policy we could lose business and our results of operations and financial condition would suffer.

Competition in our core markets could result in reductions in our future revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods which utilize an intermediary, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our results of operations and financial condition, or we may lose market share.

We currently generate the vast majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful adding services complementary to our existing selling model and business, we may not be successful increasing market penetration over the long term, which could prevent us from achieving our long-term earnings growth targets.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.

Our revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate – including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital – are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our revenues. In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.

We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent years, approximately 60-80% of our annual business has been conducted on a straight commission basis. In certain other situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.

The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. In addition, a change in market values could also result in guarantee or inventory values exceeding the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In addition, we do not hold inventory indefinitely waiting for market conditions to improve. If our exposure to at risk contracts increases, this risk would be compounded.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth.

For us to grow our business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, our growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

In our auction business, we continue to pursue a long-term growth strategy that contemplates investments, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful in maintaining or growing our GAP and our earnings may be adversely impacted. A large component of our SG&A is considered fixed costs that we will incur regardless of any GAP growth. There can be no assurances that our GAP and revenues will be maintained or grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

We are investing in an ecommerce marketplace, EquipmentOne, with no guarantee of long-term returns.

In 2012 we acquired an ecommerce marketplace through the acquisition of AssetNation LLC and its subsidiaries. We utilized the expertise and technology of AssetNation to develop Ritchie Bros. EquipmentOne, a new marketplace that involves technology and ecommerce. Success in this marketplace is dependent on our ability to attract, retain and engage buyers and sellers of used equipment; the volume of transactions; the volume and price of equipment listed; customer service; and brand recognition. Because this is a new business it may take us longer than expected to realize the anticipated benefits, and those benefits may ultimately be lesser than anticipated or may not be realized at all, which could adversely affect our business, operating results and our investments in this line of business.

Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We have invested significant resources in the development of our internet platform, including our online bidding service and website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may not be able to continue to adapt our business to new technologies, including but not limited to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.

“Viruses”, “worms”, denial of service attacks and other similar cyber threats, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

The availability and performance of our technology infrastructure is critical to our business.

The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We continually upgrade and improve these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

Our future expenses may increase significantly and our operations and ability to expand may be limited as a result of environmental and other regulations.

A variety of federal, provincial, state and local laws, rules and regulations throughout the world, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.

Climate change may not affect us directly, but government regulation in response to this area of global concern may affect the ability of equipment owners to transport certain equipment between specified jurisdictions or the saleability of older equipment. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. These restrictions, or changes to environmental laws, could inhibit materially the ability of customers to ship equipment to or from our auction sites, reducing our GAP and harming our business, financial condition and results of operations.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce GAP and harm our business, financial condition and results of operations.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.

We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our results of operations.

Although we report our financial results in U.S. dollars, a significant portion of our revenues are generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

Our business has significant operations in foreign jurisdictions.

We are exposed to risks related to operating in foreign jurisdictions. These risks and uncertainties vary from country to country and our operations may be affected in varying degrees by government regulations. Failure to comply strictly with applicable laws, regulations and local practices relating to auction regulations and other business regulations could impact our ability to operate in these jurisdictions. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on our operations or profitability.

Income and commodity tax amounts, including tax expense, may be materially different than expected

Our global operations are subject to tax interpretations, regulations, and legislation in the numerous jurisdictions in which operate, all of which are subject to continual change. We accrue and pay income taxes and have significant income tax assets, liabilities, and expense that are estimates based primarily on the application of those interpretations, regulations and legislation and the amount of timing of future taxable income. The timing concerning the monetization of deferred income tax amounts is uncertain, as they are dependent on our future earnings and other events, and based upon substantively enacted income tax rates in effect at the time, which can be changed by governments.

The audit and review activities of tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, deferred income tax assets and liabilities, and income tax expense. There is no assurance that taxes will be payable as anticipated or that the amount or timing of receipt or use of the tax-related assets will be as currently expected. Our experience indicates that taxation authorities are increasing the frequency and depth of audits and reviews and, while our approach to accounting for tax positions has generally been deemed appropriate through recent audits by taxation authorities, future tax authority determinations could have a material impact to our financial position.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key person insurance on the lives of any of our executive officers. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession. Although we actively manage our human resource risks, there can be no assurance that we will be successful in our efforts.

Specifically, our current CEO will step down in 2014. Our business could suffer if we do not successfully recruit and on-board a suitable successor.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability for damages. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

We may incur losses as a result of legal and other claims.

We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.

Our business continuity plan may not operate effectively in the event of a significant interruption of our business.

We depend on our information and other systems and processes for the continuity and effective operation of our business. We have implemented a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.

We are in the process of implementing a formal disaster recovery plan, however, it is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liabilities that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Certain global conditions may affect our ability to conduct successful auctions.

Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks or natural disasters that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

Our operating results are subject to quarterly variations.

Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:

•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.

In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

We may not continue to pay regular cash dividends.

We declared and paid total quarterly cash dividends of $0.505 per outstanding common share during the four quarters ended December 31, 2013. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

Consolidated Financial Statements of

RITCHIE BROS. AUCTIONEERS INCORPORATED

Years ended December 31, 2013 and 2012

Ernst & Young LLP Pacific Centre 700 West Georgia Street PO Box 10101 Vancouver, BC V7Y 1C7	Tel: +1 604 891 8200 Fax: +1 604 643 5422 ey.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ritchie Bros. Auctioneers Incorporated

We have audited the accompanying consolidated financial statements of Ritchie Bros. Auctioneers Incorporated, which comprise the consolidated balance sheet as at December 31, 2013, the consolidated income statement, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Ritchie Bros. Auctioneers Incorporated as at December 31, 2013, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ritchie Bros. Auctioneers Incorporated’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 28, 2014 expressed an unqualified opinion on Ritchie Bros. Auctioneers Incorporated’s internal control over financial reporting.

Vancouver, Canada,
February 28, 2014.	Chartered Accountants

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated

We have audited the accompanying consolidated financial statements of Ritchie Bros. Auctioneers Incorporated and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as at December 31, 2012, the consolidated income statement, statement of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Ritchie Bros. Auctioneers Incorporated as at December 31, 2012, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP

Chartered Accountants

Vancouver, Canada

February 22, 2013

Ernst & Young LLP Pacific Centre 700 West Georgia Street PO Box 10101 Vancouver, BC V7Y 1C7	Tel: +1 604 891 8200 Fax: +1 604 643 5422 ey.com

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROL

UNDER STANDARDS OF THE PUBLIC COMPANY

ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

The Board of Directors and Shareholders of

Ritchie Bros. Auctioneers Incorporated

We have audited Ritchie Bros. Auctioneers Incorporated’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), [the “COSO criteria”]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ritchie Bros. Auctioneers Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Ritchie Bros. Auctioneers Incorporated as at December 31, 2013, the consolidated income statement, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended of the Company and our report dated February 28, 2014 expressed an unqualified opinion thereon.

Vancouver, Canada,
February 28, 2014.	Chartered Accountants

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

Year ended December 31,	2013	2012
Revenues (note 5)	$467,403	$437,955
Direct expenses (note 6)	54,008	49,687

	413,395	388,268
Selling, general and administrative expenses (note 6)	287,016	268,229

Earnings from operations	126,379	120,039
Other income (expense):
Foreign exchange gain (loss)	28	(619)
Gain (loss) on disposition of property, plant and equipment	10,552	(2,074)
Other	2,522	(891)

	13,102	(3,584)
Finance income (costs) (note 7):
Finance income	2,708	2,420
Finance costs	(7,434)	(6,860)

	(4,726)	(4,440)

Earnings before income taxes	134,755	112,015
Income tax expense (note 8):
Current	36,890	30,371
Deferred	3,239	2,098

	40,129	32,469

Net earnings	$94,626	$79,546

Net earnings (loss) attributable to:
Equity holders of the parent	$93,825	$79,551
Non-controlling interest	801	(5)

	$94,626	$79,546

Net earnings per share attributable to equity holders of the parent (note 9):
Basic	$0.88	$0.75
Diluted	$0.88	$0.74

Weighted average number of shares outstanding:
Basic	106,768,856	106,469,665
Diluted	107,048,832	106,923,852

See accompanying notes to consolidated financial statements.

These consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2014.

/s/ Robert G Elton	/s/ Peter J Blake
Robert G. Elton	Peter J. Blake
Director	Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars, except share and per share amounts)

Year ended December 31,	2013	2012
Net earnings	$94,626	$79,546
Other comprehensive income (loss):
Item that may be reclassified subsequently to net earnings:
Foreign currency translation adjustment	(13,442)	2,085

Total comprehensive income	$81,184	$81,631

Total comprehensive income attributable to:
Equity holders of the parent	80,383	81,629
Non-controlling interest	801	2

	$81,184	$81,631

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	December 31,	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$234,361	$178,051
Trade and other receivables (note 11)	85,873	76,066
Inventory (note 12)	52,419	60,947
Advances against auction contracts	12,203	6,816
Prepaid expenses and deposits (note 13)	8,405	14,881
Assets held for sale (note 14)	2,839	958
Current portion of loan receivable	—	118
Income taxes receivable (note 8)	2,279	7,764

	398,379	345,601
Property, plant and equipment (note 15)	630,634	655,677
Investment property (notes 10 and 16)	6,554	6,902
Loan receivable	—	4,797
Other non-current assets (note 10)	4,250	8,410
Intangible assets (note 17)	37,607	25,570
Goodwill (note 18)	83,397	84,247
Deferred tax assets (note 8)	1,474	1,294

	$1,162,295	$1,132,498

Liabilities and Equity
Current liabilities:
Auction proceeds payable	$125,858	$87,139
Trade and other payables (note 19)	120,276	117,766
Income taxes payable	7,806	5,163
Current borrowings (notes 10 and 20)	34,391	39,480

	288,331	249,548
Non-current borrowings (notes 10 and 20)	147,234	200,746
Other non-current liabilities (note 10)	8,103	5,193
Deferred tax liabilities (note 8)	24,076	20,480

	467,744	475,967

Equity:
Share capital (note 22)	126,350	118,694
Additional paid-in capital	30,178	27,080
Retained earnings	550,398	510,491
Foreign currency translation reserve	(12,909)	533

Equity attributable to equity holders of the parent	694,017	656,798
Non-controlling interest	534	(267)

	694,551	656,531

	$1,162,295	$1,132,498

Commitments (note 25) and contingencies (note 26)

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

	Attributable to the equity holders of the parent
					Foreign
	Share Capital		Additional		Currency	Non-
	Number of		Paid-In	Retained	Translation	Controlling	Total
	Shares	Amount	Capital	Earnings	Reserve	Interest	Equity
Balance, December 31, 2011	106,386,339	$115,961	$22,777	$480,982	$(1,550)	$(264)	$617,906

Comprehensive income (loss)
Net earnings	—	—	—	79,551	—	(5)	79,546
Foreign currency (loss) translation adjustment	—	—	—	—	2,083	2	2,085

	—	—	—	79,551	2,083	(3)	81,631
Exercise of stock options	210,472	2,733	(513)	—	—	—	2,220
Share-based compensation tax adjustment	—	—	513	—	—	—	513
Share-based compensation expense (note 23(c))	—	—	4,303	—	—	—	4,303
Cash dividends paid (note 21)	—	—	—	(50,042)	—	—	(50,042)

Balance, December 31, 2012	106,596,811	$118,694	$27,080	$510,491	$533	$(267)	$656,531

Comprehensive income (loss)
Net earnings	—	—	—	93,825	—	801	94,626
Foreign currency translation adjustment	—	—	—	—	(13,442)	—	(13,442)

	—	—	—	93,825	(13,442)	801	81,184
Exercise of stock options	427,972	7,656	(1,504)	—	—		6,152
Share-based compensation tax adjustment	—	—	98	—	—		98
Share-based compensation expense (note 23(c))	—	—	4,504	—	—		4,504
Cash dividends paid (note 21)	—	—	—	(53,918)	—		(53,918)

Balance, December 31, 2013	107,024,783	$126,350	$30,178	$550,398	$(12,909)	$534	$694,551

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Year ended December 31,	2013	2012
Cash generated by (used in):
Operating activities:
Net earnings	$94,626	$79,546
Items before changes in non-cash working capital:
Depreciation	39,655	39,177
Amortization	3,625	1,961
Impairment loss	—	2,172
Share-based compensation expense	4,504	4,303
Deferred income tax expense	3,239	2,098
Foreign exchange (gain) loss	(28)	619
Loss (gain) on disposition of property, plant and equipment	(10,552)	2,074

	40,443	52,404
Changes in non-cash working capital:
Trade and other receivables	(9,163)	(14,027)
Inventory	9,868	(11,325)
Advances against auction contracts	(4,843)	4,962
Prepaid expenses and deposits	6,818	(4,095)
Income taxes receivable	5,485	4,662
Income taxes payable	30,201	24,172
Auction proceeds payable	40,246	9,286
Trade and other payables	12,126	22,403
Other	(702)	2,346

	90,036	38,384
Interest paid	(8,251)	(9,005)
Income taxes paid	(27,738)	(27,269)

Net cash generated by operating activities	189,116	134,060

Investing activities:
Acquisition of subsidiaries	—	(55,617)
Property, plant and equipment additions	(38,070)	(58,707)
Intangible asset additions	(15,662)	(3,633)
Proceeds on disposition of property, plant and equipment	14,492	6,349
Proceeds from loan receivable and other assets	9,276	577
Other	(145)	161

Net cash used in investing activities	(30,109)	(110,870)

Financing activities:
Issuance of share capital	6,152	2,220
Dividends on common shares	(53,918)	(50,042)
Proceeds from short-term borrowings	19,102	81,847
Repayment of short-term borrowings	(53,254)	(53,951)
Proceeds from long-term borrowings	—	62,919
Repayment of long-term borrowings	(15,000)	—
Other	101	421

Net cash generated by (used in) financing activities	(96,817)	43,414

Effect of changes in foreign currency rates on cash and cash equivalents	(5,880)	2,124

Increase in cash and cash equivalents	56,310	68,728
Cash and cash equivalents, beginning of year	178,051	109,323

Cash and cash equivalents, end of year	$234,361	$178,051

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

1.	General information:

Ritchie Bros. Auctioneers Incorporated and its subsidiaries (collectively referred to as the “Company”) sell industrial equipment and other assets for the construction, agricultural, transportation, energy, mining, forestry, material handling, marine and real estate industries at its unreserved auctions and online marketplaces.

Ritchie Bros. Auctioneers Incorporated is a company incorporated in Canada under the Canada Business Corporations Act, whose shares are publicly traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The address of its registered office is located at 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada. Its principal place of business is located at 9500 Glenlyon Parkway, Burnaby, British Columbia, Canada.

2.	Significant accounting policies:

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the years presented.

(a)	Basis of preparation:

These consolidated financial statements, including comparatives, present the consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The consolidated financial statements have been prepared on the historical cost basis.

(b)	Statement of compliance:

The consolidated financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating Interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and complying with the Canada Business Corporations Act 1997.

(c)	Basis of consolidation:

(i)	Subsidiaries:

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for the years presented and the results of all subsidiaries for the years then ended. Subsidiaries are all those entities that the Company controls, defined as having the power over an investee, having exposure or rights to variable returns from involvement in that investee and having the ability to affect those returns.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated Company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(c)	Basis of consolidation (continued):

(i)	Subsidiaries (continued):

Non-controlling interests represent the portion of a subsidiary’s comprehensive profit or loss and net assets that are not attributable to the Company. The Company attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests.

(ii)	Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

(d)	Revenue recognition:

The Company recognizes revenue when an auction sale or online marketplace sale is complete and the Company has determined that the sale proceeds are collectible. Revenue is measured at the fair value of the consideration received or receivable and is shown net of value-added tax and duties.

Sources of revenue

Revenues are comprised mostly of commissions earned at our auctions through the Company acting as an agent for consignors of equipment and other assets. Revenue also includes net profits on the sale of inventory, as well as fees that include administrative and documentation fees on the sale of certain lots, advertising fees, and financing fees. The Company also earns commissions and fees from its online marketplace sales.

Commissions from sales at our auctions represent the percentage earned by the Company on the gross auction proceeds from equipment and other assets sold at auction. The majority of commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from at risk contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory to be sold at auction.

At-risk contracts

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known or is probable and estimable at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (note 26(b)).

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction. Revenue from inventory sales is presented net of costs within revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other at risk contracts.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(e)	Share-based payments:

(i)	Equity-settled share-based payments:

The Company has a stock-based compensation plan that provides for the award of stock options to selected employees, directors and officers of the Company. The cost of options granted is measured at the fair value of the underlying option at the grant date using a Black-Scholes option pricing model, further details of which are given in note 23. This fair value is expensed over the period until the vesting date with recognition of a corresponding increase to equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings, such that the consolidated expense reflects the revised estimate, with a corresponding adjustment to equity.

(ii)	Cash-settled share-based payment:

The Company has share unit compensation plans, which are described in the share-based payment note 23. The cost of cash-settled transactions is measured initially at fair value at the grant date using the volume weighted average price (“VWAP”) of the Company’s common shares for the twenty days prior to grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured at fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through compensation expense.

(f)	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures financial instruments and discloses select non-financial assets at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed in note 10, Fair Value Measurement.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within a fair value hierarchy, as disclosed in note 10, based on the lowest level input that is significant to the fair value measurement or disclosure. This fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purposes of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the assets or liability and the level of the fair value hierarchy as explained above.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(g)	Foreign currency translation:

The parent entity’s presentation and functional currency is the United States dollar. The functional currency for each of the parent entity’s subsidiaries is the currency of the primary economic environment, which is usually the currency of the country of residency.

Accordingly, the financial statements of the Company’s subsidiaries that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the monthly average exchange rate for amounts included in the determination of earnings. Any gains of losses from the translation of asset and liability amounts are included in foreign currency translation reserve in other comprehensive income, which is included as a separate component of shareholders’ equity.

In preparing the financial statements of the individual subsidiaries, transactions in currencies other than the entity’s functional currency are recognized at the rates of exchange prevailing at the dates of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Foreign currency differences arising on retranslation are recognized in earnings. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(h)	Cash and cash equivalents:

Cash and cash equivalents is comprised of cash on hand, deposits with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less when acquired, that are readily convertible to known amounts of cash. Included are certain amounts held in segregated accounts where required by applicable local law which are used to settle auction proceeds payable.

(i)	Inventory:

Inventory is represented by goods held for auction and each inventory contract has been valued at the lower of cost and net realizable value.

(j)	Financial instruments:

(i)	Recognition of financial instruments:

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset, and substantially all the risks and rewards of ownership of the asset, to another entity.

Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(j)	Financial instruments (continued):

(ii)	Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified as fair value through profit or loss if it has been acquired principally for the purpose of selling in the short term or if so designated by management and meets the criteria to designate at fair value. The policy of management is to designate a financial asset as fair value through profit or loss if the possibility exists that it will be sold in the short term and the asset is subject to frequent changes in fair value.

Financial assets at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognized in earnings. The net gain or loss recognized in earnings incorporates any dividends or interest earned on the financial asset.

(iii)	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides services with no intention of selling the receivable. They are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Assets in this category are classified as current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are comprised of cash and cash equivalents, trade and other receivables and advances against auction contracts on the balance sheet.

(iv)	Effective interest method:

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period.

Income is recognized on an effective interest basis for debt instruments other than those financial assets designated as fair value through profit or loss.

(v)	Impairment of financial assets:

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(j)	Financial instruments (continued):

(v)	Impairment of financial assets (continued):

Objective evidence of impairment could include:

a.	Significant financial difficulty of the issuer or counterparty;

b.	Default or delinquency in interest or principal payments; or

c.	It becomes probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(vi)	Financial liabilities:

Auction proceeds payable, trade and other payables and borrowings are measured at amortized cost using the effective interest method. Transaction costs are offset against the outstanding principal of the related borrowings and are amortized using the effective interest rate method.

(k)	Property, plant and equipment:

All property, plant and equipment are stated at cost less accumulated depreciation. Cost includes all expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to working condition for their intended use, the costs of dismantling and removing items and restoring the site on which they are located (if applicable) and capitalized interest on qualifying assets. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All repairs and maintenance costs are charged to earnings during the financial period in which they are incurred. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the item, and are recognized net within other income on the income statement.

When major components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated over their respective lives.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(k)	Property, plant and equipment (continued):

Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate / term
Land improvements	Declining balance	10%
Buildings	Straight-line	15 - 30 years
Computer software	Straight-line	3 - 5 years
Yard equipment	Declining balance	20 - 30%
Automotive equipment	Declining balance	30%
Computer equipment	Straight-line	3 - 5 years
Office equipment	Declining balance	20%
Leasehold improvements	Straight-line	term of leases

No depreciation is provided on freehold land or on assets in the course of construction or development.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Where assets are to be taken out of use, an impairment charge is levied. Where assets’ useful lives are changed, an estimate is made of their new lives and the depreciation is charged at the new rate.

At the end of each reporting period, the Company reviews the carrying amounts of property, plant and equipment to determine whether depreciation policies and useful lives remain appropriate and also if there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. CGUs are identified as the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of the CGU is determined as the higher of fair value less costs to sell and value in use. The value in use is calculated by applying a pre-tax discounted cash flow modeling to management’s projection of future cash flows and any impairment is determined by comparing the carrying value with the value in use. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in earnings.

Legal obligations to retire and constructive obligations to restore property, plant and equipment and assets under operating leases are recorded at management’s best estimate in the period in which they are incurred, if a reasonable estimate can be made, with a corresponding increase in asset carrying value. The liability is accreted to face value over the remaining estimated useful life of the asset. The Company does not have any significant asset retirement obligations.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(l)	Investment property:

The Company’s investment property is held for capital appreciation, not for sale in the ordinary course of business or for administrative purposes, and is carried at cost.

(m)	Non-current assets held for sale:

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at carrying amount in accordance with the Company’s accounting policies. Thereafter the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in earnings.

(n)	Intangible assets:

Intangible assets have finite useful lives and are measured at cost less accumulated amortization and accumulated impairment losses, except trade names and trademarks as they have indefinite useful lives. Intangible assets are reviewed for impairment at least annually or when circumstances indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are as follows:

Asset	Basis	Rate / term
Customer relationships	Straight-line	10 years
Software assets	Straight-line	3 - 5 years

(o)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill acquired in a business combination is allocated to the cash-generating unit (“CGU”), or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. The impairment test compares the carrying amount of the CGU to which the goodwill has been allocated against its recoverable amount. To the extent that the carrying amount of the CGU exceeds its recoverable amount, an impairment loss is charged against earnings.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(p)	Taxes:

Income tax expense represents the sum of current tax expense and deferred tax expense.

(i)	Current tax:

The current tax expense is based on taxable profit for the period and includes any adjustments to tax payable in respect of previous years. Taxable profit differs from earnings before income taxes as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(ii)	Deferred tax:

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor earnings before income taxes.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(p)	Taxes (continued):

(ii)	Deferred tax (continued):

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(iii)	Current and deferred tax for the period:

Current and deferred tax are recognized as an expense or income in earnings, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination.

(q)	Net earnings per share:

Basic net earnings per share has been calculated by dividing the net earnings for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding.

Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by adjusting the net earnings attributable to equity holders of the parent and the weighted average number of shares outstanding for all dilutive shares.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(r)	New and amended accounting standards:

The Company has adopted the following new and revised applicable standards, along with consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions. The nature and effect of these changes are disclosed below.

IFRS 10 Consolidated financial statements and IAS 27 Separate financial statements

IFRS 10 replaces the guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 requires the consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11 Joint arrangements and IAS 28 Investments in associates and joint ventures

IFRS 11, supersedes IAS 31 Interest in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 Investments in Associates and Joint Ventures (amended in 2011). The adoption of IFRS 11 did not result in any changes to the Company’s accounting.

IFRS 12 Disclosure of interest in other entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The Company is not party to any significant joint arrangements or unconsolidated structured entities, and does not have subsidiaries with material non-controlling interests or material investments in associates. The Company has made no additional disclosure as a result of IFRS 12.

IFRS 13 Fair value measurement

IFRS 13 provides a single framework for measuring fair value. The measurement of fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value but has resulted in the addition of related note disclosure.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(r)	New and amended accounting standards (continued):

IFRS 7 Financial instruments: disclosures – offsetting financial assets and financial liabilities (Amendment)

The amendment requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral arrangements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. As the Company is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendment does not have an impact on the Company.

IAS 1 Presentation of items of other comprehensive income (Amendment)

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to the presentation of items of other comprehensive income or comprehensive income.

IAS 32 Tax effects of distributions to holders of equity instruments (Amendment)

The amendment clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. The amendment did not have an impact on the Company’s consolidated financial statements, as there is no tax consequences attached to cash or non-cash distributions.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):

(r)	New and amended accounting standards (continued):

IAS 36 Impairment of assets (Amendments)

The Company has early adopted the amendments to IAS 36 in the current period and applied them retrospectively. The amendments affect disclosure only and have no impact on the Company’s financial position or performance, and have not resulted in added disclosure in the period.

Standards issued and not yet effective

At the date of authorization of these financial statements, the following applicable standards and interpretations were issued but not yet effective:

•	In 2011, the IASB issued amendments to IFRS 9, Financial Instruments, Mandatory Effective Date of IFRS 9 and Transition Disclosures to move the effective date of this standard from years beginning on or after January 1, 2013, to a mandatory effective date of January 1, 2015. IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The Company is currently evaluating the impact of these amendments on its consolidated financial statements

•	In 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation. Currently, IAS 32 requires that a financial asset and a financial liability shall be offset when an entity currently has a legally enforceable right to offset the recognized amounts. The amendments clarify that rights of offset must not only be legally enforceable in the normal course of business, but must also be enforceable in the event of default of all of the counterparties to the contract, including the reporting entity. The standard is effective for years beginning on or after January 1, 2014, and is to be applied retrospectively. As the Company is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendment will not have an impact on the Company.

•	The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards being issued. However, the timing and outcome of these projects are too uncertain to list here.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

3.	Significant judgements, estimates and assumptions:

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future differences arising between actual results and the judgements, estimates and assumptions made by the Company at the reporting date, or future changes to estimates and assumptions, could necessitate adjustments to the underlying reported amounts of assets, liabilities, revenues and expenses in future reporting periods.

Judgements, estimates and underlying assumptions are evaluated on an ongoing basis by management, and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstance and such changes are reflected in the assumptions when they occur.

Judgements

Critical management determinations that have a higher degree of judgment and may have the most significant effect on the Company’s assets and liabilities, apart from those involving estimates that are discussed below, include (a) the decision to depreciate and amortize our property, plant, and equipment and definite-life intangible assets on a straight-line or declining balance basis as the Company believes that these methods best reflect the consumption of these resources over their economic lifespan; and (b) the identification of cash-generating units, through the aggregation of assets into groups that generate cash inflows that are largely independent of cash inflows from other assets or groups of assets, that are used in performing asset impairment assessments as discussed further in note 18.

Estimates and assumptions

Key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date are presented below:

•	Depreciation and amortization periods for asset classes are estimated based on the assumed life cycle of assets and their future use. The estimated useful lives for asset classes have been disclosed in note 2(k) and note 2(n).

•	The recoverability of intangible assets with indefinite lives and goodwill are tested periodically for impairment through a comparison of a CGUs’ recoverable asset value to their carrying value. The recoverable values are estimates based on value-in-use calculation using discounted cash flow projections. See note 18 for further discussion of asset valuation and testing.

•	The valuation of at-risk auction contracts, including the valuation of inventory held and commitments under guarantee at period end, include assumptions for future market value as determined by the Company using a number of inputs based on its knowledge of the used equipment market. See note 12 for further discussion of inventory carrying value and valuation methodology, and see note 26(b) for more details on outstanding guarantees.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

3.	Significant judgments, estimates and assumptions:

Estimates and assumptions (continued)

•	Income tax assets and liabilities, including the amount of unrecognized tax benefits, are estimates based primarily on the application of tax legislation, regulation and interpretations in multiple jurisdictions in which the Company operates and the amount and timing of future taxable income. In addition to differences that might arise between actual results and assumed future taxable income, differences may arise in the interpretation of tax regulation by the Company and the responsible tax authority depending on the conditions prevailing in the respective domicile of the Company’s entities. See note 2(p) for further discussion on the Company’s policy for recognizing current and deferred tax balances and see note 8 for the composition of these balances.

•	Stock option expense is measured by reference to the fair value of the options at the date at which they are granted. Estimating the fair value of the options at grant date requires management to assume the value of inputs applied in the valuation model, including the expected life of the option, volatility, forfeiture rate and dividend yield. See note 2(e) for further discussion of valuation model and inputs.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

4.	Segmented information:

The Company’s principal business activity is the sale of industrial equipment and other assets at auctions. The Company’s operations are comprised of two reportable segments as determined by their differing service delivery model, these are:

•	Core Auction segment, a network of auction locations that conduct live, unreserved auctions with both on-site and online bidding; and

•	EquipmentOne segment, a secure online marketplace that facilitates private equipment transactions.

The accounting policies of the segments are similar to those described in the significant accounting policies in note 2. The Company evaluates each segment’s performance based on earnings from operations. The significant non-cash item included in segment earnings from operations is depreciation and amortization.

	Core Auction	Equipment One	Combined
Year ended December 31,2013:
Revenues	$453,994	$13,409	$467,403
Direct expense	(54,008)	—	(54,008)
Selling, general and administrative expenses, excluding depreciation and amortization	(227,402)	(16,334)	(243,736)
Depreciation and amortization	(41,930)	(1,350)	(43,280)

Earnings (loss) from operations	130,654	(4,275)	126,379

Other, finance and income tax expenses			(31,753)

Net earnings			$94,626

Year ended December 31,2012:
Revenues	$428,174	$9,781	$437,955
Direct expense	(49,687)	—	(49,687)
Selling, general and administrative expenses, excluding depreciation and amortization	(216,744)	(10,347)	(227,091)
Depreciation and amortization	(40,586)	(552)	(41,138)

Earnings (loss) from operations	121,157	(1,118)	120,039

Other, finance and income tax expenses			(40,493)

Net earnings			$79,546

The Company’s geographic information as determined by the revenue and location of assets is as follows:

	United States	Canada	Europe	Other	Combined
Year ended December 31,2013:
Revenues	$224,214	$135,545	$65,016	$42,628	$467,403
Non-current assets	401,278	171,689	107,594	77,631	758,192
Liabilities	(121,561)	(276,489)	(38,586)	(31,108)	(467,744)
Year ended December 31,2012:
Revenues	$211,160	$124,392	$60,572	$41,831	$437,955
Non-current assets	407,078	172,942	106,073	86,303	772,396
Liabilities	(150,298)	(272,354)	(33,298)	(20,017)	(475,967)

Revenue information is based on the locations of the auction and the assets at the time of sale. Non-current assets consist of property, plant and equipment, investment property, intangible assets and goodwill.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

5.	Revenues:

Year ended December 31,	2013	2012
Commissions	$374,107	$351,017
Fees	93,296	86,938

	$467,403	$437,955

Net profits on inventory sales included in commission revenue are:

Year ended December 31,	2013	2012
Revenue from inventory sales	$634,498	$795,397
Cost of inventory sold	(571,993)	(749,160)

	$62,505	$46,237

6.	Expenses by nature:

The Company classifies expenses according to function in the consolidated income statements. The following items are listed by function into additional components by nature:

Direct expenses:

Year ended December 31,	2013	2012
Employee compensation expense	$20,845	$19,209
Travel, advertising and promotion	22,172	19,613
Other direct expenses	10,991	10,865

	$54,008	$49,687

Selling, general and administrative expenses:

Year ended December 31,	2013	2012
Employee compensation expense	$158,448	$145,479
Buildings and facilities	40,820	39,312
Travel, advertising and promotion	20,728	18,754
Other selling, general and administrative expenses	23,740	23,546

	$243,736	$227,091
Depreciation of property, plant and equipment	39,655	39,177
Amortization of intangible assets	3,625	1,961

	$287,016	$268,229

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

6.	Expenses by nature (continued):

(a)	Employee compensation expense:

Year ended December 31,	2013	2012
Wages, salaries and other benefits	$137,705	$127,491
Social security costs	10,930	9,906
Pension costs – defined contribution plans	3,503	2,883
Share based payment expense	8,267	5,582
Profit-sharing and bonuses	18,888	18,826

	$179,293	$164,688

(b)	Defined contribution plans:

The employees of the Company are members of retirement benefit plans to which the Company matches up to a specified percentage of employee contributions or, in certain jurisdictions, contributes a specified percentage of payroll costs as mandated by the local authorities. The only obligation of the Company with respect to the retirement benefit plans is to make the specified contributions.

During the year, a total expense of $3,503,000 (2012: $2,883,000) was recognized in earnings, representing Company contributions to these defined contribution plans at rates specified in the terms of the plans.

7.	Finance income and costs:

The finance income and costs for the Company are disaggregated as follows:

Year ended December 31,	2013	2012
Finance income:
Interest income on short-term bank deposits	$948	$781
Other interest income	1,760	1,639

	$2,708	$2,420

Finance costs:
Interest on borrowings	$7,149	$6,570
Other interest expense	285	290

	$7,434	$6,860

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

8.	Income taxes:

(a)	Income taxes recognized in earnings:

Year ended December 31,	2013	2012
Current tax expense:
Current period	$38,966	$29,564
Adjustments recognized in the current year in relation to the current tax of prior years	(2,076)	807

	$36,890	$30,371
Deferred tax expense (recovery):
Origination and reversal of temporary differences	$(3,526)	$1,194
Adjustments recognized in the current year in relation to the deferred tax of prior years	2,254	(538)
Change in unrecognized deferred tax assets:
Deferred income tax assets previously unrecognized used to reduce current tax	(68)	(104)
Deferred income tax assets previously unrecognized used to reduce deferred tax	—	(847)
Other changes in unrecognized deferred income tax assets	4,579	2,393

	$3,239	$2,098

Total income tax expense	$40,129	$32,469

The expense for the year can be reconciled to earnings before income taxes as follows:

Year ended December 31,	2013	2012
Earnings before income taxes	$134,755	$112,015
Statutory federal and state tax rate in the United States	38.50%	38.50%

Expected income tax expense	$51,881	$43,126
Non-deductible expenses	3,147	3,184
Change in unrecognized deferred income tax assets	4,512	1,443
Different tax rates of subsidiaries operating in foreign jurisdictions	(20,590)	(19,025)
Other	1,179	3,741

	$40,129	$32,469

(b)	Income tax recognized directly in equity:

Year ended December 31,	2013	2012
Current tax:
Excess tax deductions related to share-based compensation	$(19)	$(175)
Deferred tax:
Arising on income and expenses taken directly to equity:
Translation of net investments of foreign operations	218	97
Arising on transactions with equity participants:
Share-based compensation	(79)	(338)

	$120	$(416)

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

8.	Income taxes (continued):

(c)	Deferred tax balances:

		Recognized in
As at December 31, 2013	Opening Balance	Net Income	Equity	Acquisitions / Disposals	Other Comprehensive Income	Closing Balance
Working capital	$1,423	$793	$—	$—	$(20)	$2,196
Property, plant and equipment	(10,013)	(4,749)	—	—	374	(14,388)
Goodwill	(11,180)	(1,057)	—	—	62	(12,175)
Intangible assets	(6,654)	1,863	—	—	4	(4,787)
Unused tax losses	8,785	1,007	—	—	(814)	8,978
Share-based compensation	776	619	79	—	(79)	1,395
Other	(2,323)	(1,715)	—	—	217	(3,821)

	$(19,186)	$(3,239)	$79	$—	$(256)	$(22,602)

		Recognized in
As at December 31, 2012	Opening Balance	Net Income	Equity	Acquisitions / Disposals	Other Comprehensive Income	Closing Balance
Working capital	$1,087	$311	$—	$17	$8	$1,423
Property, plant and equipment	(12,273)	1,465	—	1,018	(223)	(10,013)
Goodwill	(10,081)	(1,076)	—	—	(23)	(11,180)
Intangible assets	—	(264)	—	(6,387)	(3)	(6,654)
Unused tax losses	1,866	(21)	—	7,239	(299)	8,785
Share-based compensation	1,589	(1,151)	338	—	—	776
Other	(1,340)	(1,362)	—	—	379	(2,323)

	$(19,152)	$(2,098)	$338	$1,887	$(161)	$(19,186)

	Assets		Liabilities		Net
As at December 31,	2013	2012	2013	2012	2013	2012
Working capital	$2,196	$1,423	$—	$—	$2,196	$1,423
Property, plant and equipment	1,487	682	(15,875)	(10,695)	(14,388)	(10,013)
Goodwill	—	—	(12,175)	(11,180)	(12,175)	(11,180)
Intangible assets	—	—	(4,787)	(6,654)	(4,787)	(6,654)
Unused tax losses	8,978	8,785	—	—	8,978	8,785
Share-based compensation	1,395	776	—	—	1,395	776
Other	3,420	2,766	(7,241)	(5,089)	(3,821)	(2,323)
Netting of tax assets and liabilities	(16,002)	(13,138)	16,002	13,138	—	—

	$1,474	$1,294	$(24,076)	$(20,480)	$(22,602)	$(19,186)

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

8.	Income taxes (continued):

(c)	Deferred tax balances (continued):

Deferred tax assets have not been recognized at the balance sheet date for the following:

As at December 31,	2013	2012
Tax losses that expire in less than one year	$241	$—
Between 1 and 2 years	908	226
Between 2 and 3 years	1,158	786
Between 3 and 4 years	656	1,484
5 years and later, including those with no expiry ~	48,772	35,936

Total tax losses and temporary differences	$51,735	$38,432

~	As at December 31, 2013, balances that do not expire include deductible temporary differences of $11,025,000 (December 31, 2012: $4,501,000).

Earnings retained by subsidiaries and equity-accounted investments amount to approximately $415 million (2012: $414 million). The Company accrues withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either the Company does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

9.	Net earnings per share:

	Net		Per share
Year ended December 31, 2013	earnings	Shares	amount
Basic net earnings per share attributable to equity holders of the parent	$93,825	106,768,856	$0.88

Effect of dilutive securities:
Stock options	—	279,976	(0.01)

Diluted net earnings per share attributable to equity holders of the parent	$93,825	107,048,832	$0.88

	Net		Per share
Year ended December 31, 2012	earnings	Shares	amount
Basic net earnings per share attributable to equity holders of the parent	$79,551	106,469,665	$0.75

Effect of dilutive securities:
Stock options	—	454,187	(0.01)

Diluted net earnings per share attributable to equity holders of the parent	$79,551	106,923,852	$0.74

For the year ended December 31, 2013, stock options to purchase 2,921,941 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2012: 2,108,024).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

10.	Fair value measurement:

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement or disclosure:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at measurement date.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: unobservable inputs for the asset or liability.

Fair value measurements as at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets
Other non-current assets:
Available-for-sale investments:
Unquoted preference shares	$—	$—	$2,043	$2,043

Total assets, December 31, 2013	$—	$—	$2,043	$2,043

The Company’s available-for-sale investments are preference shares in non-listed entities. These investments are strategic in nature and represent non-controlling interests of less than 5% in the entities. Fair value is determined through consideration of discounted cash flow models and third party valuation, with any change reflected through other comprehensive income.

No fair value measurement change was recognized in the year, nor were there any transfers in or out of the fair value hierarchy levels in the year ended December 31, 2013.

Fair values disclosed as at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets
Investment property	$—	$36,687	$—	$36,687

Total assets, December 31, 2013	$—	$36,687	$—	$36,687

Liabilities
Current borrowings	$—	$34,391	$—	$34,391
Non-current borrowings	—	149,454	—	149,454
Other non-current liabilities:
Note payable	—	600	—	600

Total liabilities, December 31, 2013	$—	$184,445	$—	$184,445

The Company uses a variety of valuation techniques and makes assumptions that are based on market conditions existing at each balance sheet date to determined fair value disclosures. The fair value of investment property is determined through third party valuation based on adjusted dollar-per-square-foot realized in recent market transactions for comparable assets. The fair value of borrowings are determined through the calculation of liability present values using market interest rates at period close. Further discussion of fair valuation techniques used for the fair value disclosures above is detailed in note 29(a).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

11.	Trade and other receivables:

As at December 31,	2013	2012
Trade receivables	$60,715	$46,385
Consumption taxes receivable	24,180	27,565
Other receivables	978	2,116

	$85,873	$76,066

Trade receivables are secured by the equipment that they relate to as it is Company policy that equipment is not released until payment has been collected. Trade receivables are due for settlement within seven days of the date of sale, after which they are interest bearing. Other receivables are unsecured and non-interest bearing.

As at December 31, 2013, trade receivables of $60,715,000 are more than seven days past due but not considered impaired (December 31, 2012: $46,385,000). As at December 31, 2013, there are $3,334,000 of impaired receivables that have been provided for in the balance sheet because they are over six months old or specific situations where recovering the debt is considered unlikely (December 31, 2012: $2,724,000).

Consumption taxes receivable are deemed fully recoverable unless disputed by the relevant tax authority. The other classes within trade and other receivables do not contain impaired assets.

12.	Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. As at December 31, 2013, a write-down of $300,000 (December 31, 2012: $160,000) was recorded.

Of inventory held at December 31, 2013, 90% is expected to be sold prior to the end of March 2014, with the remainder to be sold by the end of May 2014 (December 31, 2012: 72% sold prior to the end of March 2013, with the remainder sold by December 2013). During the year ended December 31, 2013, inventory was held for an average of approximately 29 days (2012: 29 days).

13.	Prepaid expenses and deposits:

As at December 31,	2013	2012
Prepaid expenses	$7,424	$8,559
Refundable deposits	981	6,322

	$8,405	$14,881

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

14.	Assets held for sale:

Balance, December 31, 2011	$—
Reclassified from property, plant and equipment	3,127
Impairment loss	(2,172)
Other	3

Balance, December 31, 2012	$958
Reclassified from property, plant and equipment	2,839
Disposition of property	(958)

Balance, December 31, 2013	$2,839

During the year ended December 31, 2012, the Company recognized an impairment loss on a former permanent auction site in North Carolina, United States. that was subsequently sold in the year ended December 31, 2013. At December 31, 2013, the Company held land and buildings for sale relating to a former permanent auction site in Alberta, Canada.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

15.	Property, plant and equipment:

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total
Cost:
Balance, December 31, 2011	$339,937	$256,309	$56,003	$74,575	$20,300	$15,179	$65,262	$827,565
Acquisitions from business combination	—	—	—	187	113	1	26	327
Additions	100	347	10,147	225	718	283	46,887	58,707
Disposals	(3,293)	(3,592)	(6,694)	(3,304)	(331)	(90)	(28)	(17,332)
Transfers from property under development to completed assets	26,707	24,404	2,203	6,192	1,839	666	(62,011)	—
Reclassified as held for sale	(1,518)	(3,105)	—	—	—	—	—	(4,623)
Foreign exchange movement	(302)	1,681	723	1,987	263	141	412	4,905

Balance, December 31, 2012	$361,631	$276,044	$62,382	$79,862	$22,902	$16,180	$50,548	$869,549
Additions	111	67	9,544	2,594	357	1,324	24,073	38,070
Disposals	(1,510)	(216)	(6,483)	(74)	(462)	(59)	(192)	(8,996)
Transfers from property under development to completed assets	22,344	10,406	1,598	7,235	1,683	4,059	(47,325)	—
Reclassified as held for sale	(2,400)	(708)	—	—	—	—	—	(3,108)
Foreign exchange movement	(8,324)	(6,629)	(1,587)	(5,175)	(524)	342	(2,166)	(24,063)

Balance, December 31, 2013	$371,852	$278,964	$65,454	$84,442	$23,956	$21,846	$24,938	$871,452

During the year ended December 31, 2013, the cost of additions was reduced by $588,000 in relation to tax credits (2012: $1,095,000).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

15.	Property, plant and equipment (continued):

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total
Accumulated depreciation:
Balance, December 31, 2011	$(31,530)	$(57,363)	$(29,331)	$(49,477)	$(10,959)	$(4,572)	$—	$(183,232)
Depreciation for the year	(7,136)	(9,703)	(8,212)	(10,218)	(2,241)	(1,667)	—	(39,177)
Disposals	366	1,748	4,475	3,304	274	57	—	10,224
Reclassified as held for sale	150	1,346	—	—	—	—	—	1,496
Foreign exchange movement	(621)	(694)	(458)	(1,332)	(64)	(14)	—	(3,183)

Balance, December 31, 2012	$(38,771)	$(64,666)	$(33,526)	$(57,723)	$(12,990)	$(6,196)	$—	$(213,872)
Depreciation for the year	(7,605)	(9,784)	(8,616)	(9,457)	(2,130)	(2,063)	—	(39,655)
Disposals	743	171	4,295	43	381	46	—	5,679
Reclassified as held for sale	—	269	—	—	—	—	—	269
Foreign exchange movement	386	1,562	891	3,815	237	(130)	—	6,761

Balance, December 31, 2013	$(45,247)	$(72,448)	$(36,956)	$(63,322)	$(14,502)	$(8,343)	$—	$(240,818)

Net carrying amount:
As at December 31, 2012	$322,860	$211,378	$28,856	$22,139	$9,912	$9,984	$50,548	$655,677

As at December 31, 2013	$326,605	$206,516	$28,498	$21,120	$9,454	$13,503	$24,938	$630,634

During the year ended December 31, 2013, interest of $878,000 (2012: $1,924,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 4.82% (2012: 4.97%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

16.	Investment property:

Balance, December 31, 2011	$7,890
Disposal	(1,302)
Foreign exchange movement	314

Balance, December 31, 2012	$6,902
Foreign exchange movement	(348)

Balance, December 31, 2013	$6,554

Investment property held at the balance sheet date is comprised of land and site improvements which are non-depreciated asset categories. The fair value of investment property as at December 31, 2013 was approximately $36 million (December 31, 2012: $36 million).

17.	Intangible assets:

	Trade			Software
	names and	Customer		under
	trademarks	relationships	Software	development	Total
Cost:
Balance, December 31, 2011	$—	$—	$—	$—	$—
Acquisition from business combination (note 24)	800	19,597	3,572	—	23,969
Additions	—	—	—	3,562	3,562

Balance, December 31, 2012	$800	$19,597	$3,572	$3,562	$27,531
Transfers from software under development to completed assets	—	—	1,525	(1,525)	—
Additions	—	—	891	14,771	15,662

Balance, December 31, 2013	$800	$19,597	$5,988	$16,808	$43,193

	Trade			Software
	names and	Customer		under
	trademarks	relationships	Software	development	Total
Accumulated amortization:
Balance, December 31, 2011	$—	$—	$—	$—	$—
Amortization for the year	—	(1,258)	(703)	—	(1,961)

Balance, December 31, 2012	$—	(1,258)	(703)	—	(1,961)
Amortization for the year	—	(2,008)	(1,617)	—	(3,625)

Balance, December 31, 2013	$—	$(3,266)	$(2,320)	$—	$(5,586)

Net carrying amount:
As at December 31, 2012	$800	$18,339	$2,869	$3,562	$25,570

As at December 31, 2013	$800	$16,331	$3,668	$16,808	$37,607

During the year ended December 31, 2013, the cost of additions was reduced by $915,000 for recognition of tax credits (2012: $nil).

During the year ended December 31, 2013, interest of $591,000 (2012: $24,000) was capitalized to the cost of software under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 6.39% (2012: 6.39%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

18.	Goodwill:

Balance, December 31, 2011	$45,957
Additions (note 24)	37,931
Foreign exchange movement	359

Balance, December 31, 2012	$84,247
Foreign exchange movement	(850)

Balance, December 31, 2013	$83,397

Impairment testing of goodwill

Goodwill is subject to annual impairment reviews at year-end. Goodwill is attributed to the Company’s CGUs and the recoverable amount of each CGU is compared to its carrying amount in order to determine whether impairment has occurred.

The carrying value of goodwill has been allocated for impairment testing purposes to the following CGUs:

As at December 31,	2013	2012
United States Auction CGU	$33,326	$33,326
Canada Auction CGU	12,140	12,990
EquipmentOne CGU	37,931	37,931

	$83,397	$84,247

The recoverable amount of each CGU is determined based on calculating its value in use. This is calculated by applying discounted cash flow modeling to management’s own projections for the CGU covering a five year period. Management’s five year projections and the key assumptions applied therein have been prepared with consideration to historical results including growth rates, cash flows, and leverage ratios; the Company’s strategic plans; management’s knowledge of the market; and management’s views on achievable growth in market share over the longer term based on internally prepared and externally sourced market research data. Management applied pre-tax discount rates of 12% for auction CGUs (2012: 12%) and 13% for the EquipmentOne CGU (2012: 12%), with these rates reflecting different risk premiums based on assessments of risks related to the respective CGUs projected cash flows. Cash flows beyond the five year period are extrapolated using a long term growth rate estimated to be 2% (2012: 2%).

Key assumptions used in the recoverable value calculations are revenue rates, discount rates, five-year growth rate projections and growth rates used to extrapolate cash flows beyond the forecast period. Management has concluded that there are no reasonably possible changes in key assumptions which would cause the carrying amount for the United Sates Auction, Canada Auction or EquipmentOne CGUs, to exceed their recoverable amounts in the foreseeable future.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

19.	Trade and other payables:

As at December 31,	2013	2012
Trade payables	$31,202	$34,086
Accrued liabilities	42,134	41,333
Social security and sales taxes payable	23,229	21,223
Net consumption taxes payable	9,623	9,884
Other payables	14,088	11,240

	$120,276	$117,766

Trade payables are normally settled on 30 day terms and accrued liabilities have an average term of two months. All current trade and other payables are interest-free and payable within 12 months.

20.	Borrowings:

	Carrying value
	December 31, 2013	December 31, 2012
Current Borrowings	$34,391	$39,480

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$32,007	$34,248
Term loan, denominated in United States dollars, unsecured bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	30,000
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	56,409	60,327
Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.85% and 1.25%, due in monthly installments of interest only, with the revolving loan available until May 2018.	28,818	31,171
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.65% plus a margin between 0.85% and 1.25%, due in quarterly installments of interest only, with the full amount of the principal due in July 2013.	—	15,000
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 0.48% (2012: 1.16%) plus a margin between 0.85% and 1.25%, due in quarterly installments of interest only, with the full amount of principal due in January 2014.	—	30,000

	$147,234	$200,746

Total Borrowings	$181,625	$240,226

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

20.	Borrowings (continued):

Current borrowings at December 31, 2013 are comprised of drawings in different currencies on the Company’s committed revolving credit facility, and have a weighted average interest rate of 1.45% (December 31, 2012: 3.01%).

As at December 31, 2013, principal repayments for the remaining period to the contractual maturity dates are as follows:

Face value
2014	$34,391
2015	—
2016	56,484
2017	—
2018	29,183
Thereafter	62,008

$182,066

As at December 31, 2013, the Company had available committed revolving credit facilities aggregating $221,043,000, of which $161,043,000 is available until May 2018. The Company also had uncommitted credit facilities aggregating $212,657,000, of which $106,508,000 expires November 2014. The Company has a committed seasonal bulge credit facility of $50 million, which is available in February, March, August and September until May 2018. This bulge credit facility is not included in the available credit facilities totals above as at December 31, 2013.

Subsequent to December 31, 2013, the Company repaid the $30 million unsecured term loan that fell due in January 2014 through available cash.

21.	Dividends paid and proposed:

(a)	Declared and paid:

Year ended December 31,	2013	2012
Dividends on common shares expressed on per share basis:
Fourth quarter, 2012: 12.25 cents (2011: 11.25)	$13,065	$11,969
First quarter, 2013: 12.25 cents (2012: 11.25)	13,068	11,973
Second quarter, 2013: 13.00 cents (2012: 12.25)	13,887	13,047
Third quarter, 2013: 13.00 cents (2012: 12.25)	13,898	13,053

	$53,918	$50,042

(b)	Declared and undistributed:

In addition to the above dividends, since the end of the year the Directors have recommended the payment of a final dividend of 13.00 cents per share (2012: 12.25 cents per share), accumulating to a total dividend of $13,913,000 (2012: $13,063,000). The aggregate amount of the proposed final dividend is expected to be paid on March 7, 2014 out of retained earnings. This dividend payable has not been recognized as a liability in the financial statements. The payment of this dividend will not have any tax consequence for the Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

22.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

23.	Share-based payments:

(a)	Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company. Stock options are granted at an exercise price equal to the fair market value of the Company’s common shares at the grant date, with vesting periods ranging from immediate to five years and a term not exceeding 10 years. At December 31, 2013, there were 3,476,987 (2012: 4,114,036) shares authorized and available for grants of options under the stock option plan.

Stock option activity for the year ended December 31, 2013 and 2012 is presented below:

	December 31, 2013		December 31, 2012
	Common Shares Under Option	Weighted Average Exercise Price	Common Shares Under Option	Weighted Average Exercise Price
Outstanding, beginning of year	3,540,497	$20.27	3,008,169	$18.97
Granted	884,500	21.34	828,344	22.71
Exercised	(427,972)	14.37	(210,472)	10.56
Forfeited	(236,351)	21.88	(85,544)	22.30
Expired	(11,100)	23.58	—	—

Outstanding, end of year	3,749,574	$21.09	3,540,497	$20.27

Exercisable, end of year	2,476,918	$20.60	2,413,937	$18.94

The options outstanding at December 31, 2013 expire on dates ranging to March 5, 2023. The weighted average share price of options exercised during the year ended December 31, 2013 was $21.13 (2012: $21.53). The following is a summary of stock options outstanding and exercisable at December 31, 2013:

			Options Outstanding			Options Exercisable
Range of Exercise Prices			Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 8.82	-	$10.80	45,900	0.8	10.2	45,900	10.24
$ 14.23	-	$14.70	633,434	4.5	14.5	627,234	14.54
$ 18.67	-	$19.95	313,716	4.1	18.9	269,487	18.70
$ 21.34	-	$23.44	1,963,763	8.1	22.1	829,265	22.49
$ 24.39	-	$25.91	792,761	5.9	25.3	705,032	25.18

			3,749,574	6.6	$21.09	2,476,918	$20.60

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

23.	Share-based payments (continued):

(b)	Share unit plans:

(i)	Restricted Share Unit (“RSU”) Plan and Performance Share Unit (“PSU”) Plan

In connection with a review and redesign of the Company’s long-term incentive plans, the Company has adopted the RSU and PSU plans described below. Effective January 1, 2013, these plans were adopted to replace the Company’s existing long-term term incentive plans for senior management and executives.

Senior management and executive employees of the Company are eligible for RSU grants in respect of financial years commencing after December 31, 2012. Compensation expense for each RSU is equal to the grant-date fair value of the share units awarded and is recognized evenly over the vesting periods of the underlying awards, which range from one to three years.

Executive employees of the Company are eligible for PSU grants in respect of years commencing after December 31, 2012. Compensation expense for each PSU is equal to the grant-date fair value of the share units awarded and is recognized evenly over the three year vesting period of the underlying awards. Compensation expense is adjusted at each reporting date for an estimate of the number of awards expected to vest based on the achievement of specific performance measures.

(ii)	Deferred Share Unit (“DSU”) Plan:

Effective January 1, 2013, members of the Board of Directors, who are not management of the Company, are required to receive a portion of their fees in the form of DSUs until they satisfy an equity ownership requirement. Accordingly, the Company may defer payment of a portion of a directors’ fees and, annually award DSUs, which vest on grant date, in the amount of the deferred compensation cost.

(iii)	Additional plan details:

These plans entitle the grant recipient to a cash payment equal to the dividend-adjusted number of share units vested multiplied by the volume-weighted-average-price of the Company’s common shares reported by the New York Stock Exchange for the twenty days prior to vest date or, in the case of DSU recipients, following cessation of service on the Board of Directors.

Upon recognizing share-based compensation expense for the plans above, the Company recognizes a liability in the amount of the future cash-settlement obligation of share units earned. At the end of each reporting period, the Company estimates the number of equity instruments expected to vest, and fair values its share unit cash-settlement obligation. The impacts of these revisions, if any, are recognized in earnings such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the settlement liability. Short-term cash-settled share-based liabilities are presented in trade and other payables while long-term settlements are presented in other non-current liabilities.

(iv)	Other share-based payment:

The Company has an employee share purchase plan that allows all employees that have completed one year of service to contribute funds to purchase common shares at the current market value at the time of share purchase. Employees may contribute up to 4% of their salary. The Company will match between 50% and 100% of the employee’s contributions, depending on the employee’s length of service with the Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

23.	Share-based payments (continued):

(c)	Share-based compensation:

(i)	Stock option plan:

During the year ended December 31, 2013, the Company recognized compensation cost of $4,504,000 (2012: $4,303,000) in selling, general and administrative expenses in respect of options granted under its stock option plan. The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2013	2012
Risk free interest rate	0.9%	1.1%
Expected dividend yield	2.31%	1.99%
Expected lives of options	5 years	5 years
Expected volatility	35.2%	35.4%

Risk free interest rate is the US Treasury Department five year treasury yield curve rate on the date of the grant. Expected dividend yield assumes a continuation of the most recent dividend payment for the coming quarterly dividends. Expected lives of options is based on the age of the options on the exercise date over the past five years. Expected volatility is based on the historical share price volatility over the past five years. The weighted average fair market value of the Company’s common shares on grant date for options granted during the year ended December 31, 2013 was $21.34 (2012: $23.13).

The weighted average grant date fair value of options granted during the year ended December 31, 2013 was $5.65 per option (2012: $6.25). The compensation expense arising from option grants is amortized over the relevant vesting periods of the underlying options.

(ii)	Share unit plans:

The weighted fair value of the 370,434 share units granted during the year ended December 31, 2013, excluding the effect of dividend adjustments, was $21.87 (2012: $nil). The compensation expense arising from share unit grants is amortized over the relevant vesting periods of the underlying units.

During the year ended December 31 2013, the Company awarded 19,257 DSUs to its directors to settle its deferred directors’ fee liability held at December 31, 2012. As directors’ fees are expensed through selling, general and administrative expenses in the period in which director services are received, and as no vesting requirements exist for DSUs, no additional share based compensation has been recognized for this DSU grant.

During the year ended December 31, 2013, the Company recognized compensation cost of $2,460,000 (2012: $nil) in respect of share units granted under its share unit plans. Also included in these costs are the vested, grant date fair value of dividend-equivalent share units distributed in the year under its share unit plans, and the reporting date adjustment required to re-value the Company’s share unit cash-settlement obligation at year-end fair value.

At December 31, 2013, the carrying amount of the Company’s share unit liability was adjusted to reflect a reporting date fair value of $21.83 per share unit. The fair value of the share unit grants is calculated on the valuation date using the 20-day volume weighted average share price of the Company’s common shares listed on the New York Stock Exchange.

As at December 31, 2013, the Company had a share unit settlement liability of $2,862,000 (2012: $nil).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

24.	Business combination:

(a)	Summary of acquisition:

On May 15, 2012, the Company gained control of AssetNation LLC and its subsidiaries (the “AN Group”) by acquiring 100% of the issued shares of AssetNation LLC and its subsidiaries.

(b)	Purchase price allocation:

Details of the fair value of the net assets acquired and goodwill are as follows:

May 15, 2012
Cash and cash equivalents	$7,375
Trade and other receivables	320
Prepaid expenses and deposits	579
Property, plant and equipment	327
Intangible assets	23,898
Deferred tax assets	7,067
Auction proceeds payable	(7,031)
Trade and other payables	(2,564)
Other current liabilities	(60)
Deferred tax liabilities	(5,180)

Fair value of net assets acquired	24,731
Goodwill acquired on acquisition	37,931

$62,662

The main driver generating goodwill is the Company’s ability to leverage the AN Group’s e-commerce expertise and technology platform to enhance current business opportunities and develop and launch unique new services for equipment owners.

There was no contingent consideration under the terms of the acquisition, and as such no acquisition provisions were created.

During the three months ended December 31, 2012, acquired software assets of $3,501,000 were reclassified from property, plant and equipment to intangible assets.

(c)	Assets and liabilities acquired:

At the date of acquisition, the carrying values of the assets and liabilities acquired approximated their fair values, except property, plant and equipment, intangible assets, and deferred income taxes, whose fair values were determined using appropriate valuation techniques.

(d)	Contributed revenue and net earnings:

The results of the AN Group’s operations are included in these consolidated financial statements from the date of acquisition. The AN Group’s contribution to the Company’s revenues and net earnings for the period from May 15, 2012 to December 31, 2012 was insignificant. Furthermore, if the acquisition had occurred on January 1, 2012, there would have been an insignificant impact on the Company’s revenues and net earnings.

(e)	Acquisition-related costs:

Expenses totalling $2,129,000 for legal and related acquisition costs are included in the consolidated income statement for the year ended December 31, 2012.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

25.	Commitments:

(a)	Commitments for expenditure:

As at December 31, 2013, the Company had committed to, but not yet incurred, $3,318,000 in capital expenditure for property, plant and equipment and intangible assets (2012: $2,902,000).

(b)	Operating lease commitments – the Company as lessee:

The Company has entered into commercial leases for various auction sites and offices located in Canada, the United States, the Netherlands, Spain, Germany, the United Kingdom, Portugal, China, Dubai, Mexico, and Panama. The majority of these leases are non-cancellable. The Company also has further operating leases for certain motor vehicles and small office equipment where it is not in the best interest of the Company to purchase these assets.

The majority of the Company’s operating leases have a fixed term with a remaining life between one month and 21 years with renewal terms included in the contracts. The leases have varying contract terms, escalation clauses and renewal rights. There are no restrictions placed upon the lessee by entering into these leases, other than restrictions on use of property, sub-letting and alterations. In certain leases there are options to purchase; if the intention to take this option changes subsequent to the commencement of the lease, the Company re-assesses the classification of the lease as operating.

The future aggregate minimum lease payments under non-cancellable operating leases, excluding reimbursed costs to the lessor, are as follows:

As at December 31,	2013	2012
Not later than one year	$9,903	$9,734
Later than one year and no later than five years	29,962	31,912
Later than five years	79,440	96,162

	$119,305	$137,808

As at December 31, 2013, the total future minimum sublease payments expected to be received under non-cancellable subleases is $2,660,000 (December 31, 2012: $1,243,000). The lease expenditure charged to earnings during the year ended December 31, 2013 was $17,077,000 (2012: $15,948, 000).

26.	Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

26.	Contingencies (continued):

(b) Guarantee contracts:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At December 31, 2013 there was $7,529,000 of industrial equipment guaranteed under contract, all of which is expected to be sold prior to the end of April 2014 (December 31, 2012: $5,323,000 all of which sold prior to the end of March 2013).

At December 31, 2013 there was $27,582,000 of agricultural equipment guaranteed under contract, of which 87% is expected to be sold prior to the end of April 2014, with the remainder to be sold prior to the end of June 2014 (December 31, 2012: $14,995,000 of which 94% sold prior to the end of April 2013, with the remainder sold in June 2013).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

27.	Related party transactions:

There have been no guarantees provided or received for any related party receivables.

(a)	Transactions with subsidiaries:

The names of the Company’s subsidiaries are set out in note 30.

There are no outstanding balances as at December 31, 2013 and 2012 as all significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Transactions with key management personnel:

The Company’s key management personnel include the directors of the Company and Board appointed officers.

Total aggregate compensation made to key management personnel of the Company is set out below:

Year ended December 31,	2013	2012
Short-term employee wages and benefits	$5,176	$6,260
Post-employment benefits	31	28
Share-based payment	3,021	1,236

	$8,228	$7,524

In October 2013, the Company entered into a Separation Agreement with the Chief Executive Officer in respect of his planned departure from the Company in May 2014. Pursuant to the Separation Agreement, additional short-term benefits in the amount of $4,580,000 have been expensed in the year.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

28.	Capital risk management:

The Company’s objectives when managing its capital are to maintain a financial position suitable for providing financial capacity and flexibility to meet its growth strategies, to provide an adequate return to shareholders, and to return excess cash through the payment of dividends. The Company’s invested capital is defined as the sum of shareholders’ equity and long-term borrowings.

The Company executes a planning and budgeting process to determine the funds required to ensure the Company has appropriate liquidity to meets its operating and growth objectives. The Company ensures that there are sufficient credit facilities to meet its current and future business requirements, taking into account its anticipated cash flows from operations and its holding of cash and cash equivalents.

The Company complies with covenant criteria established by its lenders. These include tangible net worth and leverage ratio measurements. As at December 31, 2013 and 2012, the Company is in compliance with these covenants. The Company is not subject to any statutory capital requirements, and has not made any changes with respect to its overall capital management strategy during the years ended December 31, 2013 and 2012.

29.	Financial instruments:

(a)	Fair value:

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price: the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The carrying value of the Company’s cash and cash equivalents, trade and other current receivables, advances against auction contracts, current portion of the loan receivable, auction proceeds payable, trade and other payables, and current borrowings approximate their fair values due to their short terms to maturity. Based on this methodology, the fair value of its non-current borrowings as at December 31, 2013 was approximately $149,454,000 (2012: $203,199,000) as compared to the carrying value of $147,234,000 (2012: $200,746,000).

(b)	Financial risk management:

The Company and its subsidiaries are exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

29.	Financial instruments (continued):

(b)	Financial risk management (continued):

(i)	Foreign currency risk:

The Company operates internationally and is exposed to foreign currency risk, primarily relating to the Canadian and United States. dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s international operations. The Company also has various investments in non-United States dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. The Company has elected not to actively manage this exposure at this time.

For the year ended December 31, 2013, with other variables unchanged, a 1.00% strengthening of the United States dollar against the Canadian dollar and Euro would impact the Company’s financial statements as follows:

•	decrease net earnings by approximately $286,000 (2012: $209,000) due to the translation of the foreign operations’ statements of operations into the Company’s presentation currency, the United States dollar;

•	increase net earnings by approximately $42,000 (2012: decrease by $20,000) due to the revaluation of significant foreign currency denominated monetary items; and

•	decrease other comprehensive income by approximately $2,689,000 (2012: $2,730,000).

(ii)	Interest rate risk:

The Company’s interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents and floating rate debt. Cash and cash equivalents earn interest based on market interest rates. As at December 31, 2013 and 2012, the Company is not exposed to significant interest rate risk on its cash and cash equivalents.

The Company’s interest rate management policy is generally to borrow at fixed rates. However, floating rate funding has been used if the terms of borrowings are favourable. The Company will consider utilizing derivative instruments such as interest rate swaps to minimize its exposure to interest rate risk. As at December 31, 2013, approximately 18% (2012: 15%) of the Company’s borrowings are at floating rates of interest. The weighted average interest rate paid by the Company on its outstanding floating rate borrowings during the year was 2.15% (2012: 2.03%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

29.	Financial instruments (continued):

(b)	Financial risk management (continued):

(ii)	Interest rate risk (continued):

During the year a portion of the Company’s interest was capitalized as it relates to the development of various new and replacement auction sites as well as other capital expenditures. As a result, changes in interest rates on these borrowings will have a smaller affect the Company’s net earnings or other comprehensive income until such time as these developments are put into use and amortized. However, cash outflows have the potential to be negatively impacted by increases in interest rates. For the year ended December 31, 2013, with other variables unchanged, a 100 basis point or 1.00% increase (decrease) in interest rates would decrease (increase) net earnings by approximately $206,000 (2012: $217,000).

(iii)	Credit risk:

Credit risk is the risk of financial loss to the Company arising from the non-performance by counterparties of contractual financial obligations. The Company is not exposed to significant credit risk on accounts receivable because it does not extend credit to buyers at its auctions, and it has a large diversified customer base.

The Company is not exposed to significant credit risk on advances against auction contracts because it limits the amounts advanced to a percentage of the Company’s estimated value of the assets to be sold. In addition, assets purchased at the Company’s auctions are not normally released to the buyers until they are paid in full. The Company’s maximum exposure to credit risk on accounts receivable and advances against auction contracts at the reporting date is the carrying value of its accounts receivable and advances against auction contracts, less those receivables relating to assets that have not been released to the buyers.

The Company’s credit risk exposure on liquid financial assets, being cash and cash equivalents, is limited since it maintains its cash and cash equivalents in a range of large financial institutions around the world.

(iv)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established lines of credit (note 20) for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

30.	Subsidiaries:

These consolidated financial statements include financial statements of Ritchie Bros. Auctioneers Incorporated and the subsidiaries listed in the following table:

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
Ritchie Bros. Holdings Inc.	United States of America (“USA”)	100%	Holding company
Ritchie Bros. Holdings (America) Inc.	USA	100%	Holding company
Ritchie Bros. Auctioneers (America) Inc.	USA	100%	Auction services
Ritchie Bros. Properties Inc.	USA	100%	Property management
Ritchie Bros. Auctioneers (International) Finance LLC	USA	100%	Holding company
Ritchie Bros. Financial Services (America) Inc.	USA	51%	Brokerage services
Ritchie Bros. Auctioneers Holdings Inc.	USA	100%	Holding company
AssetNation, Inc.	USA	100%	E-commerce marketplace
Spindletop Group, LLC	USA	100%	Development and marketing company
SalvageSale Services, Inc.	USA	100%	Value-added services
SalvageSale Mexico Holding LLC	USA	100%	Holding company
Ritchie Bros. Holdings Ltd.	Canada	100%	Holding company
Ritchie Bros. Auctioneers (Canada) Ltd.	Canada	100%	Auction services
Ritchie Bros. Real Estate Service Ltd.	Canada	100%	Real estate auction services
Bridgeport Agencies Ltd.	Canada	100%	Asset management
Ritchie Bros. Properties Ltd.	Canada	100%	Property management
Ritchie Bros. Financial Services Ltd.	Canada	51%	Brokerage services
Ritchie Bros. Auctioneers (International) Ltd.	Canada	100%	Holding company
Ritchie Bros. Auctioneers (Japan) Ltd.	Canada	100%	Administrative services
Ritchie Bros. Holdings (Cyprus) Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers (ME) Limited	Cyprus	100%	Auction services
Ritchie Bros. (Hungary) Kft.	Hungary	100%	Holding company
Ritchie Bros. Auctioneers India Private Limited	India	100%	Auction services
Ritchie Bros. Holdings B.V.	The Netherlands	100%	Holding company
Ritchie Bros. Auctioneers B.V.	The Netherlands	100%	Auction services
Ritchie Bros. Shared Services B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Properties B.V.	The Netherlands	100%	Property management
Ritchie Bros. Technical Servies B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Auctioneers (Poland) Sp.z.o.o.	Poland	100%	Auction services
Ritchie Bros. Properties S.r.l.	Italy	100%	Property management
Ritchie Bros. Auctioneers S.r.l.	Italy	100%	Auction services
Ritchie Bros. Auctioneers (Spain) S.L.	Spain	100%	Auction services
Ritchie Bros. Properties (Spain) S.L.	Spain	100%	Property management
Ritchie Bros. Auctioneers (UK) Limited	United Kingdom	100%	Auction services
SalvageSale Limited	United Kingdom	100%	E-commerce marketplace
Ritchie Bros. Auctioneers GmbH	Germany	100%	Auction services
Ritchie Bros. Auctioneers (Belgium) N.V.	Belgium	100%	Administrative services
SVV Ritchie Bros. Auctioneers France	France	100%	Auction services
Ritchie Bros. Services SARL	France	100%	Administrative services
Ritchie Bros. Holdings SARL	France	100%	Holding company
Ritchie Bros. Properties EURL	France	100%	Property management
Ritchie Bros. Holdings Pty Ltd.	Australia	100%	Holding company
Ritchie Bros. Auctioneers Pty Ltd.	Australia	100%	Auction services
Ritchie Bros. Properties Pty Ltd.	Australia	100%	Property management

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2013 and 2012

30.	Subsidiaries (continued):

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
Ritchie Bros. Properties Japan K.K.	Japan	100%	Property management
Ritchie Bros. Auctioneers (Japan) K.K.	Japan	100%	Auction services
Ritchie Bros. Auctioneers Pte Ltd.	Singapore	100%	Auction services
Ritchie Bros. Auctioneers (Beijing) Co. Ltd.	China	100%	Auction services
Ritchie Auction (Beijing) Co. Ltd.	China	100%	Auction services
Ritchie Bros. Auctioneers Mexico Services, S.de R.L. de C.V.	Mexico	100%	Administrative services
Ritchie Bros. Auctioneers de Mexico, S. de R.L.de C.V.	Mexico	100%	Auction services
Ritchie Bros. Properties, S. de R.L. de C.V.	Mexico	100%	Property management
SalvageSale De Mexico S. de R.L. de C.V.	Mexico	100%	E-commerce marketplace
SalvageSale Servicios, S. de R.L. de C.V.	Mexico	100%	Administrative services
Ritchie Bros. Auctioneers (Panama) S.A.	Panama	100%	Auction services
Ritchie Bros. Auctioneers Comercial de Equipamentos Industriais Ltda	Brazil	100%	Administrative services
Ritchie Bros. Auctioneers Muzayede Danismanlik ve Ticaret Limited Sirketi	Turkey	100%	Auction services
Ritchie Bros. Auctioneers LLC (Russia)	Russia	100%	Administrative services
Ritchie Bros. Holdings Luxembourg SARL	Luxembourg	100%	Holding company
Ritchie Bros. Luxembourg SARL	Luxembourg	100%	Holding company

SUPPLEMENTAL QUARTERLY DATA

(Unaudited; tabular dollar amounts expressed in thousands of United States dollars, except per share data)

			Attributable to equity holders of the parent company (7)
	Gross		Net		Net Earnings Per Share				Closing
2013 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price
1st quarter	$845,353	$102,058	$13,990		$0.13		$0.13		$22.93
2nd quarter	1,072,942	128,322	29,795		0.28		0.28		20.18
3rd quarter	789,640	105,800	16,295	(2)	0.15	(2)	0.15	(2)	19.22
4th quarter	1,109,834	131,223	33,745	(2)	0.32	(2)	0.31	(2)	21.70

	$3,817,769	$467,403	$93,825	(2)	$0.88	(2)	$0.88	(2)

			Attributable to equity holders of the parent company (7)
	Gross		Net		Net Earnings Per Share				Closing
2012 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price
1st quarter	$864,506	$101,276	$18,026		$0.17		$0.17		$23.76
2nd quarter	1,194,356	127,213	31,259	(3)	0.29	(3)	0.29	(3)	21.25
3rd quarter	848,716	92,326	8,199	(3)	0.08	(3)	0.08	(3)	19.23
4th quarter	1,000,413	117,140	22,067	(3)	0.21	(3)	0.21	(3)	20.89

	$3,907,991	$437,955	$79,551	(3)	$0.75	(3)	$0.74	(3)

			Attributable to equity holders of the parent company (7)
	Gross		Net		Net Earnings Per Share				Closing
2011 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price
1st quarter	$851,283	$88,463	$16,570	(4)	$0.16	(4)	$0.16	(4)	$28.15
2nd quarter	1,149,847	114,524	26,763		0.25		0.25		27.49
3rd quarter	673,362	79,709	6,533		0.06		0.06		20.19
4th quarter	1,039,789	113,403	26,767		0.25		0.25		22.08

	$3,714,281	$396,099	$76,633	(4)	$0.72	(4)	$0.72	(4)

			Attributable to equity holders of the parent company (7)
	Gross		Net		Net Earnings Per Share				Closing
2010 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price
1st quarter	$776,659	$83,544	$12,707		$0.12		$0.12		$21.53
2nd quarter	951,634	103,300	26,054	(5)	0.25	(5)	0.25	(5)	18.22
3rd quarter	750,912	82,229	13,375		0.13		0.13		20.77
4th quarter	798,566	88,296	13,539		0.13		0.13		23.05

	$3,277,771	$357,369	$65,675	(5)	$0.62	(5)	$0.62	(5)

			Attributable to equity holders of the parent company (7)
	Gross		Net		Net Earnings Per Share				Closing
2009 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price
1st quarter	$798,291	$83,675	$19,879	(6)	$0.19	(6)	$0.19	(6)	$18.59
2nd quarter	1,109,331	120,459	38,847		0.37		0.37		23.45
3rd quarter	693,288	75,934	12,892		0.12		0.12		24.54
4th quarter	891,111	97,143	21,834	(6)	0.21	(6)	0.21	(6)	22.43

	$3,492,021	$377,211	$93,452	(6)	$0.89	(6)	$0.88	(6)

(1)	Figures in 2010 through 2013 are presented in accordance with International Financial Reporting Standards. 2009 figures are presented in accordance with previous Canadian Generally Accepted Accounting Principles.
(2)	Net earnings in the third quarter of 2013 included a $0.7 million ($0.4 million after tax) gain on the sale of excess property. Net earnings in the fourth quarter of 2013 included a $9.2 million ($6.8 million after tax) gain on the sale of excess property, and a $4.6 million ($3.4 million after tax) non-recurring expense related to a separation agreement reached with our departing CEO. Excluding the impact of these items, net earnings for the third and fourth quarters of 2013 would have been $16.0 million and $30.7 million, respectively.
(3)	Net earnings in the second quarter of 2012 included a $1.9 million ($1.2 million after tax) loss on the sale of excess property. Excluding the impact of this item, net earnings for the second quarter of 2012 would have been $32.5 million. Net earnings in the third and fourth quarters of 2012 included net impairment losses of $2.5 million ($1.5 million after tax) and $0.3 million ($0.3 million after tax), respectively, on excess property. Excluding the impact of these items, net earnings for the third and fourth quarters of 2012 would have been $9.7 million and $22.4 million, respectively.
(4)	Net earnings in the first quarter of 2011 include a gain of $3.5 million ($3.0 million after tax) recorded on the sale of excess property. Excluding the impact of this item, net earnings for the first quarter of 2011 would have been $13.6 million ($0.13 per share, basic and diluted), and net earnings for the full year 2011 would have been $73.6 million ($0.69 per share, basic and diluted).
(5)	Net earnings in the second quarter of 2010 included a gain of $1.2 million ($0.7 million after tax) recorded on the sale of excess property. Excluding the impact of this item, net earnings for the second quarter of 2010 would have been $25.3 million ($0.24 per share, basic and diluted), and net earnings for the full year 2010 would have been $65.2 million ($0.62 per basic share and $0.61 per diluted share).
(6)	Net earnings in the first quarter of 2009 included the impact of foreign exchange on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of currency fluctuations on this debt in future periods. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $0.8 million gain ($0.7 million after tax). Excluding the impact of this item, net earnings for the first quarter of 2009 would have been $19.2 million ($0.18 per share, basic and diluted).

Additionally, net earnings in the fourth quarter of 2009 included a gain of $1.1 million ($0.7 million after tax) recorded on the sale of excess property. Excluding the impact of this item, net earnings for the fourth quarter of 2009 would have been $21.1 million ($0.20 per share, basic and diluted).

Excluding the impact of all items above, net earnings for the full year 2009 would have been $92.0 million ($0.87 per share, basic and diluted).

(7)	Net earnings and net earnings per share figures represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in our consolidated financial statements. Comparative figures and adjusted net earnings discussions have been presented on the same basis.

SELECTED FINANCIAL AND OPERATING DATA

(Tabular dollar amounts expressed in thousands of United States dollars, except per share and operating data)

Years ended December 31,	2013(1)	2012(1)	2011(1)	2010(1)	2009(1)
Gross auction proceeds (unaudited)	$3,817,768	$3,907,991	$3,714,281	$3,277,771	$3,492,021

Statement of operations data:
Revenues(4)	$467,403	$437,955	$396,099	$357,369	$377,211
Direct expenses(4)	(54,008)	(49,687)	(48,044)	(47,021)	(49,890)

	413,395	388,268	348,055	310,348	327,321
Depreciation and amortization	(43,280)	(41,138)	(42,408)	(37,813)	(31,761)
Selling, general and administrative expenses(4)	(243,736)	(227,091)	(201,935)	(181,020)	(168,312)
Earnings from operations	126,379	120,039	103,712	91,515	127,248
Other income (expense)(4):
Foreign exchange gain (loss)(3)(4)	28	(619)	(585)	(49)	(1,085)
Gain (loss) on disposition of capital assets(2)	10,552	(2,074)	3,861	250	647
Other income (loss)	2,522	(891)	4,242	1,823	2,857
Finance income (costs)(4):
Interest expense	2,708	2,420	(5,541)	(5,216)	(544)
Interest income(4)	(7,434)	(6,860)	2,326	2,035	2,400

Earnings before income taxes	134,755	112,015	108,015	90,358	131,523
Income taxes	(40,129)	(32,469)	(31,382)	(24,683)	(38,071)

Net earnings(2)(3)	$94,626	$79,546	$76,633	$65,675	$93,452

Net earnings attributable to:
Equity holders of the parent	93,825	79,551	76,633	65,675	93,452
Non-controlling interest	801	(5)	—	—	—

	$94,626	$79,546	$76,633	$65,675	$93,452

Net earnings per share attributable to equity holders of the parent—diluted	$0.88	$0.74	$0.72	$0.62	$0.88

Balance sheet data (end of year):
Working capital (including cash)	110,048	96,053	63,296	45,543	30,510
Total assets	630,634	655,677	967,241	872,558	857,821
Long-term debt	147,234	200,746	133,881	135,886	130,394
Total equity attributable to equity holders of the parent	694,017	656,798	617,906	579,867	544,411
Selected operating data (unaudited):
Revenues as percentage of gross auction proceeds	12.24%	11.21%	10.66%	10.90%	10.80%
Number of consignors at industrial auctions(5)	43,550	42,100	41,300	40,360	37,050
Number of bidders at industrial auctions(5)	425,000	389,500	385,000	340,600	336,000
Number of buyers at industrial auctions(5)	104,550	99,250	95,550	95,100	97,800
Number of permanent auction sites (end of year)	39	39	39	35	32

(1)	Figures for 2010 through 2013 are presented in accordance with International Financial Reporting Standards. 2009 figures are presented in accordance with previous Canadian Generally Accepted Accounting Principles.
(2)	Net earnings for 2013 included a net gain on sales of excess properties of $9.9 million ($7.2 million after tax, or $0.07 per diluted share). Net earnings for 2012 included a net loss on the sale of excess property of $1.9 million ($1.2 million after tax, or $0.01 per diluted share). Net earnings for 2011 and 2009 included net gains on sales of excess properties of $3.5 million ($3.0 million after tax, or $0.03 per diluted share), and $1.1 million ($0.7 million after tax, or $0.01 per diluted share), respectively. Net earnings for 2013 also included a non-recurring expense related to a separation agreement reached with our departing CEO in the amount of $4.6 million ($3.4 million after tax, or $0.03 per diluted share).
(3)	Net earnings for the full year 2009 included the impact of foreign exchange on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of currency fluctuations on this debt in future periods. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $0.8 million gain ($0.7 million, or less than $0.01 per diluted share, after tax). The Company does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.
(4)	Figures for 2009 and 2010 have been reclassified to conform with presentation adopted in 2011.
(5)	Figures for 2009 and 2010 have been rounded to conform with presentation adopted in 2011.

Shareholder Information

Address

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada, V5J 0C6

Telephone:	778.331.5500
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Facsimile:	778.331.5501
Web site:	www.rbauction.com

Board of Directors

Robert W. Murdoch	Chairman and Independent Director
Peter J. Blake	Director & Chief Executive Officer
Beverley A. Briscoe	Independent Director
Robert Elton	Independent Director
Erik Olsson	Independent Director
Eric Patel	Independent Director
Edward B. Pitoniak	Independent Director
Christopher Zimmerman	Independent Director

Shareholders wishing to speak to the Chairman should call 778.331.5500 or send an email to leaddirector@rbauction.com.

Corporate Governance Information

Further Corporate Governance information, including our Report on Corporate Governance, which is included in our Information Circular for our annual meeting of Shareholders, is available on our website at www.rbauction.com.

Investor Relations

Analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

Investor Relations Department

Ritchie Bros. Auctioneers

9500 Glenlyon Parkway

Burnaby, BC, Canada, V5J 0C6

Telephone:	778.331.5500
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Email:	ir@rbauction.com

Copies of the Company’s filings with the U.S. Securities & Exchange Commission and with Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the internet at www.rbauction.com.

Transfer Agent

Communications concerning transfer requirements, address changes and lost certificates should be directed to:

Computershare Trust Company of Canada

510 Burrard Street

2nd Floor

Vancouver, British Columbia

Canada, V6C 3B9

Telephone:	604.661.0226
Canada and USA (toll-free):	1.800.564.6253
Facsimile:	604.661.9401
Facsimile (toll-free):	1.800.249.7775
Self-service:	www.computershare.com

Co-agent in the United States:

Computershare Trust

Company of New York

New York, NY

Auditors

Ernst & Young LLP, Vancouver, Canada

Management Advisory Committee

Peter J. Blake (1)	Chief Executive Officer
Richard J. Aldersley	VP – Sales US South West
Robert S. Armstrong(1)	Chief Strategic Development Officer
Bradley M. Bass	Senior Valuation Analyst –Europe
Robert G. Blackadar	Senior VP – Sales Strategic Accounts
Joseph P. Boyle	VP – US North East
Brent M. Bradshaw	VP – Group Operations (US West)
Stephen H. Branch	VP – Sales Asia
William A. Cooksley	Senior VP – Information Technology
Chris Connell	President & Chief Operating Officer of EquipmentOne
Shane Eshuis	VP – Group Operations (Europe & Middle East)
Jacobo Garcia	VP – Sales Europe West
Robert W. Giroux	VP – Sales US North West
Brian L. Glenn	VP – Sales Western Canada
Pat Hicks	Auctioneer
Curtis C. Hinkelman –	Senior VP -Sales Eastern USA
David W. Hobbs	VP – Sales US South Central
Kieran Holm	VP – Sales US North Central
Michael D. Johnston	Senior VP – Sales US West
Kevin Kobus	VP – Group Operations (US East)
Jacob W. Lawson	VP – Sales Eastern Canada
Kenton H. Low(1)	Chief Marketing Officer
Warwick N. Mackrell	VP – Sales Australia
Robert A. McLeod (1)	Chief Financial Officer
Andrew Muller(1)	Chief People Officer
Nicola Nicelli	VP – Sales Europe South
Nick Nicholson	Senior VP – Sales Central USA
Doug W. Olive	VP – Pricing & Valuations
Sriram Palghat	Senior VP – Information Technology
Oliver E. Piekaar	VP – Finance
Victor E. Pospiech	Senior VP – Sales Performance
Scot Richardson	Senior VP – Product Management
Jeroen L.J. Rijk	Senior VP – Sales Europe
Gary L. Seybold	VP – Sales US South East
Anna Sgro	Senior VP – Sales Canada East
Steven C. Simpson (1)	Chief Sales Officer
Robert G. Thompson	VP – Properties
Kevin R. Tink	Senior VP – Sales Canada West & Agriculture
John Vallely	Senior VP – Corporate Development
Simon A. Wallan	VP – Sales Agriculture
Randy Wall(1)	Chief Productivity Officer
Darren J. Watt	General Counsel & VP Corporate Development, and Corporate Secretary
Karl W. Werner(1)	Chief Auction Operations Officer
Frank D. Wilson	VP – Group Operations (US Central)

(1)	Member of the Executive Team

Annual Meeting

The annual meeting of the Company’s shareholders will be held at 11am on Thursday May 1, 2014 at the Company’s head office located at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6.

Stock Exchanges

Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and the Toronto Stock Exchange and on both exchanges, trades under the symbol “RBA”.

Dividends

All dividends paid by Ritchie Bros. Auctioneers are eligible dividends, unless indicated otherwise in the Company’s quarterly reports or by press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Registrant)

Date: March 27, 2014	By:	/s/ Darren Watt
Darren Watt,
Corporate Secretary